

BED BATH & BEYOND INC.

Notice of 2011 Annual Meeting of Shareholders

Proxy Statement

2010 Annual Report

Consolidated Selected Financial Data *(in thousands, except per share and number of store data)*

	Feb. 26, 2011	Feb. 27, 2010	Feb. 28, 2009	March 1, 2008 [2]	March 3, 2007	Feb. 25, 2006	Feb. 26, 2005	Feb. 28, 2004 [3]
STATEMENT OF EARNINGS DATA								
Net sales	$ 8,758,503	$ 7,828,793	$ 7,208,340	$ 7,048,942	$ 6,617,429	$ 5,809,562	$ 5,147,678	$ 4,477,981
Gross profit	3,622,929	3,208,119	2,873,236	2,925,231	2,835,402	2,485,748	2,186,301	1,876,664
Operating profit	1,288,458	980,687	673,896	838,022	889,401	879,171	792,414	639,343
Net earnings	791,333	600,033	425,123	562,808	594,244	572,847	504,964	399,470
Net earnings per share –								
Diluted [4]	$ 3.07	$ 2.30	$ 1.64	$ 2.10	$ 2.09	$ 1.92	$ 1.65	$ 1.31
SELECTED OPERATING DATA								
Number of stores open (at period end)	1,139	1,100	1,037	971	888	809	721	629
Total sq. ft. of store space (at period end)	35,055	33,740	32,050	30,181	27,794	25,502	22,945	20,472
Percentage increase in comparable store sales	7.8%	4.4%	(2.4)%	1.0%	4.9%	4.6%	4.5%	6.3%
Comparable store net sales [5]	$ 8,339,112	$ 7,409,203	$ 6,746,472	$ 6,457,268	$ 6,068,694	$ 5,281,675	$ 4,468,095	$ 3,902,308
Number of comparable stores [5]	1,013	942	874	792	683	605	535	416
BALANCE SHEET DATA (AT PERIOD END)								
Working capital	$ 2,751,398	$ 2,413,791	$ 1,609,831	$ 1,065,599	$ 1,553,541	$ 1,082,399	$ 1,223,409	$ 1,199,752
Total assets	5,646,193	5,152,130	4,268,843	3,844,093	3,959,304	3,382,140	3,199,979	2,865,023
Long-term debt	–	–	–	–	–	–	–	–
Shareholders' equity [6]	$ 3,931,659	$ 3,652,904	$ 3,000,454	$ 2,561,828	$ 2,649,151 [7]	$ 2,262,450	$ 2,203,762	$ 1,990,820

[1] Each fiscal year represents 52 weeks, except for fiscal 2006 (ended March 3, 2007) and fiscal 2000 (ended March 3, 2001) which represents 53 weeks and fiscal 1996 (ended March 1, 1997) which represents 52 weeks and 6 days.

[2] On March 22, 2007, the Company acquired Buy Buy BABY, Inc.

[3] On June 19, 2003, the Company acquired Christmas Tree Shops, Inc.

[4] Net earnings per share amounts for fiscal 2000 and prior have been adjusted for two-for-one stock splits of the Company's common stock (each of which was effected in the form of a 100% stock dividend), which were distributed in fiscal 2000, 1998, 1996 and 1993. The Company has not declared any cash dividends in any of the fiscal years noted above.

Fiscal Year Ended [1]

March 1, 2003	March 2, 2002	March 3, 2001	Feb. 26, 2000	Feb. 27, 1999	Feb. 28, 1998	March 1, 1997	Feb. 25, 1996	Feb. 26, 1995	Feb. 27, 1994	Feb. 28, 1993
$ 3,665,164	$ 2,927,962	$ 2,396,655	$ 1,857,505	$ 1,382,345	$ 1,057,135	$ 816,912	$ 597,352	$ 437,807	$ 304,571	$ 216,411
1,518,547	1,207,566	986,459	766,801	576,125	441,016	341,168	250,036	183,819	127,972	90,528
480,057	346,100	272,838	209,340	158,052	118,914	90,607	67,585	51,685	36,906	26,660
302,179	219,599	171,922	131,229	97,346	73,142	55,015	39,459	30,013	21,887	15,960
$ 1.00	$ 0.74	$ 0.59	$ 0.46	$ 0.34	$ 0.26	$ 0.20	$ 0.14	$ 0.11	$ 0.08	$ 0.06
519	396	311	241	186	141	108	80	61	45	38
17,452	14,724	12,204	9,815	7,688	5,767	4,347	3,214	2,339	1,512	1,128
7.9%	7.1%	5.0%	9.2%	7.6%	6.4%	6.1%	3.8%	12.0%	10.6%	7.2%
$ 914,220	$ 715,439	$ 532,524	$ 360,585	$ 267,557	$ 188,293	$ 127,333	$ 91,331	$ 74,390	$ 56,001	$ 34,842
2,188,842	1,647,517	1,195,725	865,800	633,148	458,330	329,925	235,810	176,678	121,468	76,654
–	–	–	–	–	–	–	5,000	16,800	13,300	–
$ 1,451,921	$ 1,094,350	$ 817,018	$ 559,045	$ 411,087	$ 295,397	$ 214,361	$ 151,446	$ 108,939	$ 77,305	$ 54,643

[5] The Company has added this disclosure prospectively beginning with fiscal 2003 information.

[6] In fiscal 2010, 2009, 2008, 2007, 2006, 2005 and 2004, the Company repurchased approximately $688 million, $95 million, $48 million, $734 million, $301 million, $598 million and $350 million of its common stock, respectively.

[7] In fiscal 2006, the Company adopted Staff Accounting Bulletin 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" resulting in a one-time net reduction to Shareholders' equity of $34.3 million.

To Our Fellow Shareholders:

We must continue to improve. Every single person at our Company recognizes this. In every aspect of our organization, we believe there is nothing we do today that we cannot do better tomorrow. A culture of never being satisfied and a dedication to improvement have always formed the foundation that has supported our long-term performance.

Since our founding with two stores in 1971, this culture has been at the heart of the results we have been pleased to report to you over the years. Once again, through the hard work and extraordinary efforts of our over 45,000 associates, as well as the continued support of our business partners, fiscal 2010, our 40th year of operation and 19th as a public company, produced our best year ever.

Some highlights from fiscal 2010, are as follows:

- **Net earnings for the fiscal year ended February 26, 2011 were $3.07 per diluted share ($791.3 million), an increase of approximately 33% compared with net earnings per diluted share of $2.30 ($600.0 million) for the prior year.**
- **Net sales for fiscal 2010 were approximately $8.8 billion, an increase of approximately 11.9% from the prior year's net sales of $7.8 billion.**
- **Comparable store sales for fiscal 2010 increased by approximately 7.8%.**
- **Capital expenditures for the year were approximately $183 million as compared to approximately $154 million in the prior year.**
- **Cash and cash equivalents and investment securities increased by approximately 15% to $1.9 billion.**
- **Approximately $688 million in value was returned to our shareholders through our ongoing common stock repurchase program.**
- **Over $800 million in Free Cash Flow was generated.**

While fiscal 2010 was another year of solid accomplishment, as we said, we remain steadfast in our belief that every area of our business can be, and must be, improved. As important as this has been during our history, in light of an ever-changing marketplace and an economy with persistent challenges, the search for more effective ways of managing our business becomes ever more critical.

While the economic environment remains uncertain and business conditions challenging, our financial position permits us the flexibility to continue to test new merchandise initiatives throughout our stores, as well as to expand, renovate, remodel and/or relocate stores as we strive to increase their productivity. Through our ongoing effort to cross-merchandise and leverage our best practices across each of our concepts and the continued development of our interactive platforms, we expect over time to do more for, and with, our customers.

During fiscal 2010 we added 40 new stores consisting of 18 Bed Bath & Beyond stores throughout the United States and Canada, 5 Christmas Tree Shops stores, 16 buybuy Baby stores and 1 Harmon Face Values store. We also added additional Harmon Face Values and Fine Tabletop and Giftware departments in existing stores. At fiscal year end we operated 1,139 stores, consisting of 982 Bed Bath & Beyond stores in all 50 states, the District of Columbia, Puerto Rico and Canada, 66 Christmas Tree Shops stores, 45 buybuy Baby stores and 46 stores under the name of Harmon or Harmon Face Values. In addition, we are a partner in a joint venture which operates two stores in the Mexico City market under the name "Home & More."

Our fundamental business strategy remains unchanged: to offer a broad assortment of merchandise at everyday low prices with superior customer service. In doing so, we are confident that our Company is well positioned and has the people, the resources, and the capability to continue to grow profitably, deliver superior shareholder value and to compete to increase market share over time.

We cannot give enough credit to our associates for the success of the past year in continuing to build a business that we can all be proud of and one that will stand the test of time. However, consistent with our culture, we continue to focus on what remains to be done and on what is possible. In those things lies the answer to our quest for constant improvement.

In closing, we again want to express our appreciation to you, our customers and shareholders, for your continued support. Through the continued efforts of our dedicated and talented associates, and the continued contributions of our business partners, we look forward to seizing the opportunity to make the coming year our best ever.

Warren Eisenberg	Leonard Feinstein	Steven H. Temares
Co-Chairman	*Co-Chairman*	*Chief Executive Officer*
and Co-Founder	*and Co-Founder*	*and Director*

May 25, 2011

CORPORATE PROFILE

Founded in 1971, Bed Bath & Beyond Inc. is a chain of retail stores that sell a wide assortment of domestics merchandise and home furnishings. Domestics merchandise includes categories such as bed linens and related items, bath items and kitchen textiles. Home furnishings include categories such as kitchen and tabletop items, fine tabletop, basic housewares, general home furnishings, consumables and certain juvenile products. The Company's stores combine superior service and a broad selection of items at everyday low prices. Shares of Bed Bath & Beyond Inc. are traded on the NASDAQ National Market under the symbol BBBY and are included in the Standard & Poor's 500 and Global 1200 Indices and the NASDAQ-100 Index. The Company is counted among the Fortune 500 and the Forbes 2000.

PLEASE VOTE YOUR PROXY!

ELECTRONIC VOTING SAVES YOUR COMPANY MONEY

For the last several years, many of our shareholders have saved the Company money by voting their proxies via internet or telephone, rather than by return mail. This year, we again encourage all of our shareholders to take advantage of electronic voting.

Most Bed Bath & Beyond shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. If you hold your shares in one of these ways, you are considered a beneficial owner. Your broker or nominee has enclosed a voting instruction form for you to use in directing them in how to vote your shares. Most institutions make internet or telephone voting options available to their beneficial owners, so please see the voting instruction form for specific information.

If your shares are registered directly in your name with Bed Bath & Beyond's transfer agent, you are considered the shareholder of record with respect to those shares, and these proxy materials are being sent directly to you. If you hold restricted stock under the Company's 2004 Incentive Compensation Plan, you are also considered the shareholder of record with respect to those shares. As the shareholder of record, you have the right to vote by proxy. We encourage our registered shareholders to vote:

By internet – **www.proxyvote.com** *or*

By touch-tone phone – **1-800-690-6903**

Have your proxy card in hand when you access the website or call the toll-free number.
Then you can follow the directions provided.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Bed Bath & Beyond Inc. and subsidiaries (the "Company") is a chain of retail stores, operating under the names Bed Bath & Beyond ("BBB"), Christmas Tree Shops ("CTS"), Harmon and Harmon Face Values ("Harmon") and buybuy BABY. In addition, the Company is a partner in a joint venture which operates two stores in the Mexico City market under the name "Home & More." The Company sells a wide assortment of domestics merchandise and home furnishings. Domestics merchandise includes categories such as bed linens and related items, bath items and kitchen textiles. Home furnishings include categories such as kitchen and tabletop items, fine tabletop, basic housewares, general home furnishings, consumables and certain juvenile products. The Company's objective is to be a customer's first choice for products and services in the categories offered, in the markets in which the Company operates.

The Company's strategy is to achieve this objective through excellent customer service, an extensive breadth and depth of assortment, everyday low prices and introduction of new merchandising offerings, supported by the continuous development and improvement of its infrastructure.

Operating in the highly competitive retail industry, the Company, along with other retail companies, is influenced by a number of factors including, but not limited to, general economic conditions including the housing market, the overall macroeconomic environment and related changes in the retailing environment, consumer preferences and spending habits, unusual weather patterns, competition from existing and potential competitors, and the ability to find suitable locations at acceptable occupancy costs to support the Company's expansion program.

While it appears that the economic environment has stabilized, a number of challenges, including higher commodity prices, and relatively high unemployment could continue to pressure consumers and affect their spending. The Company cannot predict whether, when or the manner in which these economic conditions will change.

The Company remains committed to making the required investments in its infrastructure to help position the Company for continued success. The Company continues to review and prioritize its capital needs while continuing to make investments, principally for new stores, existing store improvements, information technology enhancements including increased spending on its interactive platforms, and other projects whose impact is considered important to its future.

The following represents an overview of the Company's financial performance for the periods indicated:

- Net sales in fiscal 2010 increased approximately 11.9% to $8.759 billion; net sales in fiscal 2009 increased approximately 8.6% to $7.829 billion over net sales of $7.208 billion in fiscal 2008.

- Comparable store sales for fiscal 2010 increased by approximately 7.8% as compared with a increase of approximately 4.4% in fiscal 2009 and a decrease of approximately 2.4% in fiscal 2008.

  A store is considered a comparable store when it has been open for twelve full months following its grand opening period (typically four to six weeks). Stores relocated or expanded are excluded from comparable store sales if the change in square footage would cause meaningful disparity in sales over the prior period. In the case of a store to be closed, such store's sales are not considered comparable once the store closing process has commenced.

- Gross profit for fiscal 2010 was $3.623 billion or 41.4% of net sales compared with $3.208 billion or 41.0% of net sales for fiscal 2009 and $2.873 billion or 39.9% of net sales for fiscal 2008.

- Selling, general and administrative expenses ("SG&A") for fiscal 2010 were $2.334 billion or 26.7% of net sales compared with $2.227 billion or 28.5% of net sales for fiscal 2009 and $2.199 billion or 30.5% of net sales for fiscal 2008.

- The effective tax rate was 38.8%, 39.1% and 37.8% for fiscal years 2010, 2009 and 2008, respectively.

- For the fiscal year ended February 26, 2011, net earnings per diluted share were $3.07 ($791.3 million), an increase of approximately 33%, as compared with net earnings per diluted share of $2.30 ($600.0 million) for fiscal 2009, which was an increase of approximately 40% from net earnings per diluted share of $1.64 ($425.1 million) for fiscal 2008. The increase in net earnings per diluted share for the fiscal years ended February 26, 2011 and February 27, 2010 primarily reflect the favorable movements in gross profit and SG&A expenses.

During fiscal 2010, 2009 and 2008, the Company's capital expenditures were $183.5 million, $153.7 million and $215.9 million, respectively. In addition, during fiscal 2010, 2009 and 2008, the Company repurchased 15.9 million, 2.7 million and 1.7 million shares, respectively, of its common stock at a total cost of approximately $687.6 million, $94.9 million and $48.1 million, respectively.

The Company plans to continue to expand its operations and invest in its infrastructure to reach its long term objectives. In fiscal 2011, the Company expects to open approximately 45 new stores across all concepts. During fiscal 2010, the Company opened a total of 40 new stores, including 18 BBB stores throughout the United States and Canada, five CTS stores, one Harmon store and 16 buybuy BABY stores, and closed one BBB store.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated (i) selected statement of earnings data of the Company expressed as a percentage of net sales and (ii) the percentage change in dollar amounts from the prior year in selected statement of earnings data:

	Fiscal Year Ended				
	Percentage of Net Sales			Percentage Change from Prior Year	
	February 26, 2011	February 27, 2010	February 28, 2009	**February 26, 2011**	February 27, 2010
Net sales	**100.0%**	100.0%	100.0%	**11.9%**	8.6%
Cost of sales	**58.6**	59.0	60.1	**11.1**	6.6
Gross profit	**41.4**	41.0	39.9	**12.9**	11.7
Selling, general and administrative expenses	**26.7**	28.5	30.5	**4.8**	1.3
Operating profit	**14.7**	12.5	9.3	**31.4**	45.5
Earnings before provision for income taxes	**14.8**	12.6	9.5	**31.2**	44.2
Net earnings	**9.0**	7.7	5.9	**31.9**	41.1

Net Sales

Net sales in fiscal 2010 increased $929.7 million to $8.759 billion, representing an increase of 11.9% over $7.829 billion of net sales in fiscal 2009, which increased $620.5 million or 8.6% over the $7.208 billion of net sales in fiscal 2008. For fiscal 2010, approximately 65.2% of the increase in net sales was attributable to an increase in the Company's comparable store sales and the balance of the increase was primarily attributable to an increase in the Company's new store sales. For fiscal 2009, approximately 51.4% of the increase in net sales was attributable to an increase in the Company's new store sales and the balance of the increase was primarily attributable to an increase in the Company's comparable store sales.

For fiscal 2010, comparable store sales for 1,013 stores represented $8.339 billion of net sales; for fiscal 2009, comparable store sales for 942 stores represented $7.409 billion of net sales; and for fiscal 2008, comparable store sales for 874 stores represented $6.746 billion of net sales. Comparable store sales increased by approximately 7.8% for fiscal 2010 and increased by approximately 4.4% for fiscal 2009. Fiscal 2010 and 2009 net sales and comparable store sales reflected consumer acceptance of the Company's merchandise offerings.

Sales of domestics merchandise accounted for approximately 41%, 41% and 43% of net sales in fiscal 2010, 2009 and 2008, respectively, of which the Company estimates that bed linens accounted for approximately 12%, 13% and 13% of net sales in fiscal 2010, 2009 and 2008, respectively. The remaining net sales in fiscal 2010, 2009 and 2008 of 59%, 59% and 57%, respectively, represented sales of home furnishings. No other individual product category accounted for 10% or more of net sales during fiscal 2010, 2009 or 2008.

Gross Profit

Gross profit in fiscal 2010, 2009 and 2008 was $3.623 billion or 41.4% of net sales, $3.208 billion or 41.0% of net sales and $2.873 billion or 39.9% of net sales, respectively. The increase in gross profit between fiscal 2010 and 2009 as a percentage of net sales was primarily due to a decrease in coupon expense as a percentage of net sales, partially offset by a shift in the mix of merchandise sold to lower margin categories. The increase in gross profit between fiscal 2009 and 2008 as a percentage of net sales was primarily due to decreases in inventory acquisition costs, coupon expense and markdowns, partially offset by a shift in the mix of merchandise sold to lower margin categories.

Selling, General and Administrative expenses

SG&A was $2.334 billion or 26.7% of net sales in fiscal 2010, $2.227 billion or 28.5% of net sales in fiscal 2009 and $2.199 billion or 30.5% of net sales in fiscal 2008. The decrease in SG&A between fiscal 2010 and 2009 as a percentage of net sales was primarily due to relative decreases in payroll and occupancy expenses, as well as a relative decrease in advertising expenses resulting from a reduction in the distribution of advertising pieces. Payroll and occupancy (including rent and depreciation) expense benefited from the approximate 7.8% increase in comparable store sales. The decrease in SG&A between fiscal 2009 and 2008 as a percentage of net sales was primarily due to a relative decrease in advertising expenses resulting from a decrease in the distribution of advertising pieces. Also contributing to the decrease were relative decreases in payroll expenses and occupancy costs (including rent, utilities and depreciation).

Operating Profit

Operating profit for fiscal 2010 was $1.288 billion or 14.7% of net sales, $980.7 million or 12.5% of net sales in fiscal 2009 and $673.9 million or 9.3% of net sales in fiscal 2008. The changes in operating profit as a percentage of net sales were a result of the changes in the gross profit margin and SG&A as a percentage of net sales as described above.

Interest Income

Interest income was $4.5 million, $4.6 million and $9.4 million in fiscal 2010, 2009 and 2008, respectively. Interest income decreased in fiscal 2009 compared to fiscal 2008 primarily as a result of lower interest rates partially offset by an increase in the fair value of the trading investment securities related to the Company's nonqualified deferred compensation plan.

Income Taxes

The effective tax rate was 38.8% for fiscal 2010, 39.1% for fiscal 2009 and 37.8% for fiscal 2008. For fiscal 2010, the tax rate included an approximate $0.9 million provision primarily due to the recognition of certain discrete tax items, partially offset by the changing of the blended state tax rate of deferred income taxes. For fiscal 2009, the tax rate included an approximate $3.2 million provision primarily due to the recognition of certain discrete tax items partially offset by the changing of the blended state tax rate of deferred income taxes. The remaining increase in the 2009 effective tax rate was primarily due to slightly higher state taxes.

The Company expects continued volatility in the effective tax rate from year to year because the Company is required each year to determine whether new information changes the assessment of both the probability that a tax position will effectively be sustained and the appropriateness of the amount of recognized benefit.

EXPANSION PROGRAM

The Company is engaged in an ongoing expansion program involving the opening of new stores in both new and existing markets, the expansion or relocation of existing stores and the continuous review of strategic acquisitions. In the 19-year period from the beginning of fiscal 1992 to the end of fiscal 2010, the chain has grown from 34 to 1,139 stores. Total square footage grew from 0.9 million square feet at the beginning of fiscal 1992 to 35.1 million square feet at the end of fiscal 2010. During fiscal 2010, the Company opened a total of 40 new stores, including 18 BBB stores throughout the United States and Canada, five CTS stores, one Harmon store and 16 buybuy BABY stores, and closed one BBB store, all of which resulted in the aggregate addition of approximately 1.3 million square feet of store space. In May 2008, the Company became a partner in a joint venture which operates two stores in the Mexico City market under the name "Home & More."

The Company plans to continue to expand its operations and invest in its infrastructure to reach its long term objectives. In fiscal 2011, the Company expects to open approximately 45 new stores across all concepts.

LIQUIDITY AND CAPITAL RESOURCES

The Company has no outstanding bank borrowings and has been able to finance its operations, including its expansion program, entirely through internally generated funds. For fiscal 2011, the Company believes that it will continue to finance its operations, including its expansion program, share repurchase program and planned capital expenditures, entirely through existing and internally generated funds. Capital expenditures for fiscal 2011, principally for new stores, existing store improvements, and information technology enhancements including increased spending on interactive platforms, and other projects, are planned to be approximately $250.0 million.

Fiscal 2010 compared to Fiscal 2009

Net cash provided by operating activities in fiscal 2010 was $987.4 million, compared with $905.4 million in fiscal 2009. Year-over-year, the Company experienced an increase in net earnings, partially offset by an increase in cash used for the net components of working capital (primarily merchandise inventories and income taxes payable, partially offset by deferred rent and other liabilities).

Inventory per square foot was $56.17 as of February 26, 2011, as compared to $52.15 as of February 27, 2010. This increase of approximately 7.7% was primarily due to increased inventory levels required to support recent increases in comparable store sales and the timing of merchandise receipts.

Net cash used in investing activities in fiscal 2010 was $341.0 million, compared with $488.7 million in fiscal 2009. In fiscal 2010, net cash used in investing activities was due to $157.5 million of purchases of investment securities, net of redemptions, and $183.5 million of capital expenditures. In fiscal 2009, net cash used in investing activities was due to $335.0 million of purchases of investment securities, net of redemptions, and $153.7 million of capital expenditures.

Net cash used in financing activities for fiscal 2010 was $559.0 million, compared with net cash provided by financing activities of $11.2 million in fiscal 2009. The increase in net cash used was primarily due to a $592.7 million increase in common stock repurchases partially offset by a $26.0 million increase in cash proceeds from the exercise of stock options.

Fiscal 2009 compared to Fiscal 2008

Net cash provided by operating activities in fiscal 2009 was $905.4 million, compared with $584.0 million in fiscal 2008. Year-over-year, the Company experienced a decrease in cash used for the net components of working capital (primarily accounts payable, accrued expenses and other current liabilities and income taxes payable, partially offset by merchandise inventories), and an increase in net earnings.

Inventory per square foot was $52.15 as of February 27, 2010, an increase of approximately 1.8% from $51.24 as of February 28, 2009. The Company continues to focus on optimizing inventory productivity while maintaining appropriate in-store merchandise levels to support sales.

Net cash used in investing activities in fiscal 2009 was $488.7 million, compared with $113.1 million in fiscal 2008. In fiscal 2009, net cash used in investing activities was due to $335.0 million of purchases of investment securities, net of redemptions, and $153.7 million of capital expenditures. In fiscal 2008, net cash used in investing activities was primarily due to $215.9 million of capital expenditures partially offset by $107.6 million of redemptions of investment securities.

Net cash provided by financing activities in fiscal 2009 was $11.2 million, compared with net cash used in financing activities of $26.8 million in fiscal 2008. The increase in net cash provided was primarily due to an $82.1 million increase in cash proceeds from the exercise of stock options partially offset by a $46.8 million increase in common stock repurchases.

Auction Rate Securities

As of February 26, 2011, the Company held approximately $109.7 million of net investments in auction rate securities. Beginning in mid-February 2008, the auction process for the Company's auction rate securities failed and continues to fail. These failed auctions result in a lack of liquidity in the securities but do not affect the underlying collateral of the securities. All of these investments carry triple-A credit ratings from one or more of the major credit rating agencies and the Company believes that given their high credit quality, it will ultimately recover at par all amounts invested in these securities. As of February 26, 2011, these securities had a temporary valuation adjustment of approximately $3.2 million to reflect their current lack of liquidity. Since this valuation adjustment is deemed to be temporary, it was recorded in accumulated other comprehensive income, net of a related tax benefit, and did not affect the Company's net earnings for fiscal 2010. As of February 26, 2011, the Company classified approximately $5.8 million of these securities as short term investment securities due to expected redemptions at par during fiscal 2011.

During fiscal 2010, approximately $67.8 million of auction rate securities were redeemed at par, of which approximately $42.8 million were repurchased per an agreement with the investment firm that sold the Company a portion of its auction rate securities. Subsequent to the end of fiscal 2010 through April 15, 2011, the Company additionally redeemed approximately $5.8 million at par.

The Company does not anticipate that any potential lack of liquidity in its auction rate securities, even for an extended period of time, will affect its ability to finance its operations, including its expansion program, share repurchase program, and planned capital expenditures. The Company continues to monitor efforts by the financial markets to find alternative means for restoring the liquidity of these investments. These investments will remain primarily classified as non-current assets until the Company has better visibility as to when their liquidity will be restored. The classification and valuation of these securities will continue to be reviewed quarterly.

Other Fiscal 2010 Information

At February 26, 2011, the Company maintained two uncommitted lines of credit of $100 million each, with expiration dates of February 29, 2012 and September 2, 2011, respectively. These uncommitted lines of credit are currently and are expected to be used for letters of credit in the ordinary course of business. During fiscal 2010, the Company did not have any direct borrowings under the uncommitted lines of credit. As of February 26, 2011, there was approximately $7.9 million of outstanding letters of credit. Although no assurances can be provided, the Company intends to renew both uncommitted lines of credit before the respective expiration dates. In addition, as of February 26, 2011, the Company maintained unsecured standby letters of credit of $64.5 million, primarily for certain insurance programs.

In December 2010, the Company's Board of Directors authorized a new $2.0 billion share repurchase program. The Company is planning that the new share repurchase program will commence after completion of the existing share repurchase program. The Company anticipates that this new program will be funded from current cash and from present and expected future cash flows. Between December 2004 and December 2010, the Company's Board of Directors has authorized, through several share repurchase programs, the repurchase of $4.950 billion of its shares of common stock.

Since 2004 through the end of fiscal 2010, the Company has repurchased approximately $2.8 billion of its common stock through several share repurchase programs. The Company has approximately $2.1 billion remaining of authorized share repurchases as of February 26, 2011. The execution of the Company's share repurchase program will consider current business and market conditions.

The Company has authorization to make repurchases from time to time in the open market or through other parameters approved by the Board of Directors pursuant to existing rules and regulations.

The Company has contractual obligations consisting mainly of operating leases for stores, offices, warehouse facilities and equipment, purchase obligations and other long-term liabilities which the Company is obligated to pay as of February 26, 2011 as follows:

(in thousands)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Operating lease obligations [1]	$ 3,103,586	$ 457,676	$ 819,952	$ 639,596	$ 1,186,362
Purchase obligations [2]	749,575	749,575	—	—	—
Other long-term liabilities [3]	392,094	—	—	—	—
Total contractual obligations	$ 4,245,255	$ 1,207,251	$ 819,952	$ 639,596	$ 1,186,362

[1] *The amounts presented represent the future minimum lease payments under non-cancelable operating leases. In addition to minimum rent, certain of the Company's leases require the payment of additional costs for insurance, maintenance and other costs. These additional amounts are not included in the table of contractual commitments as the timing and/or amounts of such payments are not known. As of February 26, 2011, the Company has leased sites for 27 new stores planned for opening in fiscal 2011 or 2012, for which aggregate minimum rental payments over the term of the leases are approximately $100.1 million and are included in the table above.*

[2] *Purchase obligations primarily consist of purchase orders for merchandise.*

[3] *Amounts recorded as deferred rent and other liabilities and income taxes payable in the Consolidated Balance Sheet as of February 26, 2011 have been reflected only in the Total column in the table above as the timing and/or amount of any cash payment is uncertain. Deferred rent and other liabilities are primarily comprised of deferred rent, workers' compensation and general liability reserves and various other accruals.*

SEASONALITY

The Company exhibits less seasonality than many other retail businesses, although sales levels are generally higher in the calendar months of August, November and December, and generally lower in February.

INFLATION

The Company does not believe that its operating results have been materially affected by inflation during the past year. There can be no assurance, however, that the Company's operating results will not be affected by inflation in the future.

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements in conformity with GAAP requires the Company to establish accounting policies and to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on other assumptions that it believes to be relevant under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. In particular, judgment is used in areas such as inventory valuation, impairment of long-lived assets, goodwill and other indefinitely lived intangible assets, accruals for self insurance, litigation, store opening, expansion, relocation and closing costs, stock-based compensation and income and certain other taxes. Actual results could differ from these estimates.

Inventory Valuation: Merchandise inventories are stated at the lower of cost or market. Inventory costs for BBB, buybuy BABY and Harmon are calculated using the weighted average retail inventory method and inventory costs for CTS are calculated using the first in first out cost method.

Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail values of inventories. The cost associated with determining the cost-to-retail ratio includes: merchandise purchases, net of returns to vendors, discounts and volume and incentive rebates; inbound freight expenses; duty, insurance and commissions.

At any one time, inventories include items that have been written down to the Company's best estimate of their realizable value. Judgment is required in estimating realizable value and factors considered are the age of merchandise and anticipated demand. Actual realizable value could differ materially from this estimate based upon future customer demand or economic conditions.

The Company estimates its reserve for shrinkage throughout the year based on historical shrinkage and any current trends, if applicable. Actual shrinkage is recorded at year end based upon the results of the Company's physical inventory counts for locations at which counts were conducted. For locations where physical inventory counts were not conducted in the fiscal year, an estimated shrink reserve is recorded based on historical shrinkage and any current trends, if applicable. Historically, the Company's shrinkage has not been volatile.

The Company accrues for merchandise in transit once it takes legal ownership and title to the merchandise; as such, an estimate for merchandise in transit is included in the Company's merchandise inventories.

Impairment of Long-Lived Assets: The Company reviews long-lived assets for impairment annually or when events or changes in circumstances indicate the carrying value of these assets may exceed their current fair values. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the assets. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. The Company has not historically recorded any material impairment to its long-lived assets. In the future, if events or market conditions affect the estimated fair value to the extent that a long-lived asset is impaired, the Company will adjust the carrying value of these long-lived assets in the period in which the impairment occurs.

Goodwill and Other Indefinitely Lived Intangible Assets: The Company reviews goodwill and other intangibles that have indefinite lives for impairment annually or when events or changes in circumstances indicate the carrying value of these assets might exceed their current fair values. Impairment testing is based upon the best information available including estimates of fair value which incorporate assumptions marketplace participants would use in making their estimates of fair value. The Company has not historically recorded an impairment to its goodwill and other indefinitely lived intangible assets. The Company completed its annual impairment testing of goodwill and other indefinitely lived intangible assets and determined that, as of February 26, 2011, no impairment existed because the fair value of these assets substantially exceeded their carrying values. In the future, if events or market conditions affect the estimated fair value to the extent that an asset is impaired, the Company will adjust the carrying value of these assets in the period in which the impairment occurs.

Self Insurance: The Company utilizes a combination of insurance and self insurance for a number of risks including workers' compensation, general liability, automobile liability and employee related health care benefits (a portion of which is paid by its employees). Liabilities associated with the risks that the Company retains are estimated by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Although the Company's claims experience has not displayed substantial volatility in the past, actual experience could materially vary from its historical experience in the future. Factors that affect these estimates include but are not limited to: inflation, the number and severity of claims and regulatory changes. In the future, if the Company concludes an adjustment to self insurance accruals is required, the liability will be adjusted accordingly.

Litigation: The Company records an estimated liability related to its various claims and legal actions arising in the ordinary course of business when and to the extent that it concludes a liability is probable and the amount of the loss can be reasonably estimated. Such estimated loss is based on available information and advice from outside counsel, where appropriate. As additional information becomes available, the Company reassesses the potential liability related to claims and legal actions and revises its estimated liabilities, as appropriate. The Company expects the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity. The Company also cannot predict the nature and validity of claims which could be asserted in the future, and future claims could have a material impact on its earnings.

Store Opening, Expansion, Relocation and Closing Costs: Store opening, expansion, relocation and closing costs, including markdowns, asset residual values and projected occupancy costs, are charged to earnings as incurred.

Stock-Based Compensation: The Company uses a Black-Scholes option-pricing model to determine the fair value of its stock options. The Black-Scholes model includes various assumptions, including the expected life of stock options, the expected risk free interest rate and the expected volatility. These assumptions reflect the Company's best estimates, but they involve inherent uncertainties based on market conditions generally outside the control of the Company. As a result, if other assumptions had been used, total stock-based compensation cost could have been materially impacted. Furthermore, if the Company uses different assumptions for future grants, stock-based compensation cost could be materially impacted in future periods.

The Company determines its assumptions for the Black-Scholes option-pricing model in accordance with the accounting guidance related to stock compensation.

- The expected life of stock options is estimated based on historical experience.
- The expected risk free interest rate is based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of the stock options.
- Expected volatility is based on the average of historical and implied volatility. The historical volatility is determined by observing actual prices of the Company's stock over a period commensurate with the expected life of the awards. The implied volatility represents the implied volatility of the Company's call options, which are actively traded on multiple exchanges, had remaining maturities in excess of twelve months, had market prices close to the exercise prices of the employee stock options and were measured on the stock option grant date.

The Company is required to record stock-based compensation expense net of estimated forfeitures. The Company's forfeiture rate assumption used in determining its stock-based compensation expense is estimated based on historical data. The actual forfeiture rate could differ from these estimates.

Taxes: The Company accounts for its income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company intends to reinvest the unremitted earnings of its Canadian subsidiary. Accordingly, no provision has been made for U.S. or additional non-U.S. taxes with respect to these earnings. In the event of repatriation to the U.S., in most cases such earnings would be subject to U.S. income taxes.

The Company recognizes the tax benefit from an uncertain tax position only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the taxing authorities.

The Company expects continued volatility in the effective tax rate from year to year because the Company is required each year to determine whether new information changes the assessment of both the probability that a tax position will effectively be sustained and the appropriateness of the amount of recognized benefit.

The Company also accrues for certain other taxes as required by their operations.

Judgment is required in determining the provision for income and other taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's various tax returns are subject to audit by various tax authorities. Although the Company believes that its estimates are reasonable, actual results could differ from these estimates.

FORWARD-LOOKING STATEMENTS

This Annual Report, and in particular Management's Discussion and Analysis of Financial Condition and Results of Operations and the Shareholder Letter, contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company's actual results and future financial condition may differ materially from those expressed in any such forward-looking statements as a result of many factors that may be outside the Company's control. Such factors include, without limitation: general economic conditions including the housing market, a challenging overall macroeconomic environment and related changes in the retailing environment, consumer preferences and spending habits; demographics and other macroeconomic factors that may impact the level of spending for the types of merchandise sold by the Company; unusual weather patterns; competition from existing and potential competitors; competition from other channels of distribution; pricing pressures; the cost of labor, merchandise and other costs and expenses; the ability to find suitable locations at acceptable occupancy costs to support the Company's expansion program; the impact of failed auctions for auction rate securities held by the Company; disruptions to the Company's information technology systems including but not limited to security breaches of the Company's systems protecting consumer and employee information; changes to statutory, regulatory and legal requirements; changes to, or new, tax laws or interpretation of existing tax laws; and changes to, or new, accounting standards including, without limitation, changes to lease accounting standards. The Company does not undertake any obligation to update its forward-looking statements.

CONSOLIDATED BALANCE SHEETS

Bed Bath & Beyond Inc. and Subsidiaries

(in thousands, except per share data)	February 26, 2011	February 27, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 1,183,587**	$ 1,096,100
Short term investment securities	**605,608**	431,476
Merchandise inventories	**1,968,907**	1,759,703
Other current assets	**315,736**	276,066
Total current assets	**4,073,838**	3,563,345
Long term investment securities	**121,446**	132,860
Property and equipment, net	**1,116,297**	1,119,292
Other assets	**334,612**	336,633
Total assets	**$ 5,646,193**	$ 5,152,130
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 709,550**	$ 611,163
Accrued expenses and other current liabilities	**306,847**	281,730
Merchandise credit and gift card liabilities	**193,061**	172,804
Current income taxes payable	**112,982**	83,857
Total current liabilities	**1,322,440**	1,149,554
Deferred rent and other liabilities	**292,364**	246,273
Income taxes payable	**99,730**	103,399
Total liabilities	**1,714,534**	1,499,226
Commitments and contingencies		
Shareholders' equity:		
Preferred stock – $0.01 par value; authorized – 1,000 shares; no shares issued or outstanding	**—**	—
Common stock – $0.01 par value; authorized – 900,000 shares; issued 325,222 and 320,553 shares, respectively; outstanding 251,666 and 262,898 shares, respectively	**3,253**	3,206
Additional paid-in capital	**1,191,123**	1,020,515
Retained earnings	**5,546,287**	4,754,954
Treasury stock, at cost	**(2,814,104)**	(2,126,499)
Accumulated other comprehensive income	**5,100**	728
Total shareholders' equity	**3,931,659**	3,652,904
Total liabilities and shareholders' equity	**$ 5,646,193**	$ 5,152,130

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS

Bed Bath & Beyond Inc. and Subsidiaries

	FISCAL YEAR ENDED		
(in thousands, except per share data)	**February 26, 2011**	February 27, 2010	February 28, 2009
Net sales	**$ 8,758,503**	$ 7,828,793	$ 7,208,340
Cost of sales	**5,135,574**	4,620,674	4,335,104
Gross profit	**3,622,929**	3,208,119	2,873,236
Selling, general and administrative expenses	**2,334,471**	2,227,432	2,199,340
Operating profit	**1,288,458**	980,687	673,896
Interest income	**4,520**	4,568	9,412
Earnings before provision for income taxes	**1,292,978**	985,255	683,308
Provision for income taxes	**501,645**	385,222	258,185
Net earnings	**$ 791,333**	$ 600,033	$ 425,123
Net earnings per share – Basic	**$ 3.11**	$ 2.33	$ 1.66
Net earnings per share – Diluted	**$ 3.07**	$ 2.30	$ 1.64
Weighted average shares outstanding – Basic	**254,297**	257,755	256,410
Weighted average shares outstanding – Diluted	**258,079**	260,375	258,619

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Bed Bath & Beyond Inc. and Subsidiaries

	COMMON STOCK		ADDITIONAL PAID-IN	RETAINED	TREASURY STOCK		ACCUMULATED OTHER COMPREHENSIVE	
(in thousands)	SHARES	AMOUNT	CAPITAL	EARNINGS	SHARES	AMOUNT	INCOME (LOSS)	TOTAL
Balance at March 1, 2008	312,229	$ 3,122	$ 813,568	$ 3,729,766	(53,309)	$ (1,983,590)	$ (1,038)	$ 2,561,828
Comprehensive Income (Loss):								
Net earnings				425,123				425,123
Change in temporary impairment of auction rate securities, net of taxes							(615)	(615)
Unrealized loss included in net earnings, net of taxes							3,528	3,528
Pension adjustment, net of taxes							(4,593)	(4,593)
Currency translation adjustment							(1,822)	(1,822)
Comprehensive Income								421,621
Shares sold under employee stock option plans, net of taxes	1,218	12	19,910					19,922
Issuance of restricted shares, net	1,224	13	(13)					—
Stock-based compensation expense, net			44,906					44,906
Director fees paid in stock	7		197					197
Repurchase of common stock, including fees					(1,668)	(48,052)		(48,052)
Effect of change in pension plan measurement date				32				32
Balance at February 28, 2009	314,678	3,147	878,568	4,154,921	(54,977)	(2,031,642)	(4,540)	3,000,454
Comprehensive Income (Loss):								
Net earnings				600,033				600,033
Change in temporary impairment of auction rate securities, net of taxes							325	325
Pension adjustment, net of taxes							1,260	1,260
Currency translation adjustment							3,683	3,683
Comprehensive Income								605,301
Shares sold under employee stock option plans, net of taxes	4,503	45	96,431					96,476
Issuance of restricted shares, net	1,369	14	(14)					—
Stock-based compensation expense, net			45,411					45,411
Director fees paid in stock	3		119					119
Repurchase of common stock, including fees					(2,678)	(94,857)		(94,857)
Balance at February 27, 2010	320,553	3,206	1,020,515	4,754,954	(57,655)	(2,126,499)	728	3,652,904
Comprehensive Income (Loss):								
Net earnings				791,333				791,333
Change in temporary impairment of auction rate securities, net of taxes							(663)	(663)
Pension adjustment, net of taxes							343	343
Currency translation adjustment							4,692	4,692
Comprehensive Income								795,705
Shares sold under employee stock option plans, net of taxes	3,804	38	125,058					125,096
Issuance of restricted shares, net	863	9	(9)					—
Stock-based compensation expense, net			45,465					45,465
Director fees paid in stock	2		94					94
Repurchase of common stock, including fees					(15,901)	(687,605)		(687,605)
Balance at February 26, 2011	325,222	$ 3,253	$ 1,191,123	$ 5,546,287	(73,556)	$ (2,814,104)	$ 5,100	$ 3,931,659

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Bed Bath & Beyond Inc. and Subsidiaries

	FISCAL YEAR ENDED		
(in thousands)	**February 26, 2011**	February 27, 2010	February 28, 2009
Cash Flows from Operating Activities:			
Net earnings	**$ 791,333**	$ 600,033	$ 425,123
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	**183,820**	184,232	175,601
Stock-based compensation	**44,276**	44,235	43,708
Tax benefit from stock-based compensation	**(3,453)**	(5,986)	(1,183)
Deferred income taxes	**(15,988)**	(22,811)	(22,325)
Other	**(1,757)**	(405)	476
(Increase) decrease in assets:			
Merchandise inventories	**(209,204)**	(117,364)	(25,358)
Trading investment securities	**(5,469)**	(5,610)	(17)
Other current assets	**(17,736)**	(4,397)	(3,065)
Other assets	**(2,899)**	526	(954)
Increase (decrease) in liabilities:			
Accounts payable	**102,307**	96,279	(40,863)
Accrued expenses and other current liabilities	**29,809**	37,905	(13,301)
Merchandise credit and gift card liabilities	**20,257**	7,183	(5,631)
Income taxes payable	**25,456**	70,487	24,676
Deferred rent and other liabilities	**46,655**	21,100	27,083
Net cash provided by operating activities	**987,407**	905,407	583,970
Cash Flows from Investing Activities:			
Purchase of held-to-maturity investment securities	**(1,511,555)**	(403,582)	—
Redemption of held-to-maturity investment securities	**1,286,270**	30,025	—
Redemption of available-for-sale investment securities	**24,975**	38,545	107,550
Redemption of trading investment securities	**42,825**	—	—
Capital expenditures	**(183,474)**	(153,680)	(215,859)
Investment in unconsolidated joint venture, including fees	**—**	—	(4,786)
Net cash used in investing activities	**(340,959)**	(488,692)	(113,095)
Cash Flows from Financing Activities:			
Proceeds from exercise of stock options	**125,700**	99,727	17,650
Excess tax benefit from stock-based compensation	**2,944**	6,306	3,652
Repurchase of common stock, including fees	**(687,605)**	(94,857)	(48,052)
Net cash (used in) provided by financing activities	**(558,961)**	11,176	(26,750)
Net increase in cash and cash equivalents	**87,487**	427,891	444,125
Cash and cash equivalents:			
Beginning of period	**1,096,100**	668,209	224,084
End of period	**$ 1,183,587**	$ 1,096,100	$ 668,209

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bed Bath & Beyond Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

A. Nature of Operations

Bed Bath & Beyond Inc. and subsidiaries (the "Company") is a chain of retail stores, operating under the names Bed Bath & Beyond ("BBB"), Christmas Tree Shops ("CTS"), Harmon and Harmon Face Values ("Harmon") and buybuy BABY. In addition, the Company is a partner in a joint venture which operates two stores in the Mexico City market under the name "Home & More." The Company sells a wide assortment of domestics merchandise and home furnishings. Domestics merchandise includes categories such as bed linens and related items, bath items and kitchen textiles. Home furnishings include categories such as kitchen and tabletop items, fine tabletop, basic housewares, general home furnishings, consumables and certain juvenile products. As the Company operates in the retail industry, its results of operations are affected by general economic conditions and consumer spending habits.

B. Fiscal Year

The Company's fiscal year is comprised of the 52 or 53 week period ending on the Saturday nearest February 28. Accordingly, fiscal 2010, 2009 and 2008 represented 52 weeks and ended on February 26, 2011, February 27, 2010 and February 28, 2009, respectively.

C. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.

All significant intercompany balances and transactions have been eliminated in consolidation.

D. Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires the Company to establish accounting policies and to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on other assumptions that it believes to be relevant under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. In particular, judgment is used in areas such as inventory valuation, impairment of long-lived assets, impairment of auction rate securities, goodwill and other indefinitely lived intangible assets, accruals for self insurance, litigation, store opening, expansion, relocation and closing costs, the provision for sales returns, vendor allowances, stock-based compensation and income and certain other taxes. Actual results could differ from these estimates.

E. Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents. Included in cash and cash equivalents are credit and debit card receivables from banks, which typically settle within 5 business days, of $61.9 million and $56.0 million as of February 26, 2011 and February 27, 2010, respectively.

F. Investment Securities

Investment securities consist primarily of U.S. Treasury Bills with remaining maturities of less than one year and auction rate securities, which are securities with interest rates that reset periodically through an auction process. The U.S. Treasury Bills are classified as short term held-to-maturity securities and are stated at their amortized cost which approximates fair value. Auction rate securities are classified as available-for-sale or trading and are stated at fair value, which had historically been consistent with cost or par value due to interest rates which reset periodically, typically every 7, 28 or 35 days. As a result, there generally were no cumulative gross unrealized holding gains or losses relating to these auction rate securities. However, beginning in mid-February 2008 due to market conditions, the auction process for the Company's auction rate securities failed and continues to fail. These failed auctions result in a lack of liquidity in the securities, and affect their estimated fair values at February 26, 2011 and February 27, 2010, but do not affect the underlying collateral of the securities. (See "Fair Value Measurements," Note 4 and "Investment Securities," Note 5). All income from these investments is recorded as interest income.

Those investment securities which the Company has the ability and intent to hold until maturity are classified as held-to-maturity investments and are stated at amortized cost. Those investment securities which are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are stated at fair market value.

Premiums are amortized and discounts are accreted over the life of the security as adjustments to interest income using the effective interest method. Dividend and interest income are recognized when earned.

G. Inventory Valuation

Merchandise inventories are stated at the lower of cost or market. Inventory costs for BBB, buybuy BABY and Harmon are calculated using the weighted average retail inventory method and inventory costs for CTS are calculated using the first in first out cost method.

Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail values of inventories. The cost associated with determining the cost-to-retail ratio includes: merchandise purchases, net of returns to vendors, discounts and volume and incentive rebates; inbound freight expenses; duty, insurance and commissions.

At any one time, inventories include items that have been written down to the Company's best estimate of their realizable value. Judgment is required in estimating realizable value and factors considered are the age of merchandise and anticipated demand. Actual realizable value could differ materially from this estimate based upon future customer demand or economic conditions.

The Company estimates its reserve for shrinkage throughout the year based on historical shrinkage and any current trends, if applicable. Actual shrinkage is recorded at year end based upon the results of the Company's physical inventory counts for locations at which counts were conducted. For locations where physical inventory counts were not conducted in the fiscal year, an estimated shrink reserve is recorded based on historical shrinkage and any current trends, if applicable. Historically, the Company's shrinkage has not been volatile.

The Company accrues for merchandise in transit once it takes legal ownership and title to the merchandise; as such, an estimate for merchandise in transit is included in the Company's merchandise inventories.

H. Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets (forty years for buildings; five to twenty years for furniture, fixtures and equipment; and three to seven years for computer equipment and software). Leasehold improvements are amortized using the straight-line method over the lesser of their estimated useful life or the life of the lease. Depreciation expense is primarily included within selling, general and administrative expenses.

The cost of maintenance and repairs is charged to earnings as incurred; significant renewals and betterments are capitalized. Maintenance and repairs amounted to $90.2 million, $86.2 million and $81.1 million for fiscal 2010, 2009 and 2008, respectively.

I. Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment annually or when events or changes in circumstances indicate the carrying value of these assets may exceed their current fair values. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the assets. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. The Company has not historically recorded any material impairment to its long-lived assets. In the future, if events or market conditions affect the estimated fair value to the extent that a long-lived asset is impaired, the Company will adjust the carrying value of these long-lived assets in the period in which the impairment occurs.

J. Goodwill and Other Indefinitely Lived Intangible Assets

The Company reviews goodwill and other intangibles that have indefinite lives for impairment annually or when events or changes in circumstances indicate the carrying value of these assets might exceed their current fair values. Impairment testing is based upon the best information available, including estimates of fair value which incorporate assumptions marketplace participants would use in making their estimates of fair value. The Company has not historically recorded an impairment to its goodwill and other indefinitely lived intangible assets. The Company completed its annual impairment testing of goodwill and other indefinitely lived intangible assets and determined that, as of February 26, 2011, no impairment existed because the fair value of these assets substantially exceeded their carrying values. In the future, if events or market conditions affect the estimated fair value to the extent that an asset is impaired, the Company will adjust the carrying value of these assets in the period in which the impairment occurs.

Included within other assets in the accompanying consolidated balance sheets as of February 26, 2011 and February 27, 2010, respectively, is $198.7 million for goodwill and $30.9 million for indefinite lived tradenames.

K. Self Insurance

The Company utilizes a combination of insurance and self insurance for a number of risks including workers' compensation, general liability, automobile liability and employee related health care benefits (a portion of which is paid by its employees). Liabilities associated with the risks that the Company retains are estimated by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Although the Company's claims experience has not displayed substantial volatility in the past, actual experience could materially vary from its historical experience in the future. Factors that affect these estimates include but are not limited to: inflation, the number and severity of claims and regulatory changes. In the future, if the Company concludes an adjustment to self insurance accruals is required, the liability will be adjusted accordingly.

L. Deferred Rent

The Company accounts for scheduled rent increases contained in its leases on a straight-line basis over the term of the lease beginning as of the date the Company obtained possession of the leased premises. Deferred rent amounted to $78.3 million and $78.7 million as of February 26, 2011 and February 27, 2010, respectively.

Cash or lease incentives ("tenant allowances") received pursuant to certain store leases are recognized on a straight-line basis as a reduction to rent over the lease term. The unamortized portion of tenant allowances is included in deferred rent and other liabilities. The unamortized portion of tenant allowances amounted to $111.9 million and $86.8 million as of February 26, 2011 and February 27, 2010, respectively.

M. Treasury Stock

In December 2010, the Company's Board of Directors authorized a new $2.0 billion share repurchase program. Between December 2004 and December 2010, the Company's Board of Directors has authorized, through several share repurchase programs, the repurchase of $4.950 billion of its shares of common stock.

During fiscal 2010, the Company repurchased approximately 15.9 million shares of its common stock at a total cost of approximately $687.6 million. During fiscal 2009, the Company repurchased approximately 2.7 million shares of its common stock at a total cost of approximately $94.9 million. During fiscal 2008, the Company repurchased approximately 1.7 million shares of its common stock at a total cost of approximately $48.1 million.

The Company has authorization to make repurchases from time to time in the open market or through other parameters approved by the Board of Directors pursuant to existing rules and regulations.

N. Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, investment securities, accounts payable and certain other liabilities. The Company's investment securities consist primarily of U.S. Treasury securities, which are stated at amortized cost, and auction rate securities, which are stated at their approximate fair value. The book value of all financial instruments is representative of their fair values (See "Fair Value Measurements," Note 4).

O. Revenue Recognition

Sales are recognized upon purchase by customers at the Company's retail stores or upon delivery for products purchased from its websites. The value of point-of-sale coupons and point-of-sale rebates that result in a reduction of the price paid by the customer are recorded as a reduction of sales. Shipping and handling fees that are billed to a customer in a sale transaction are recorded in sales. Taxes, such as sales tax, use tax and value added tax, are not included in sales.

Revenues from gift cards, gift certificates and merchandise credits are recognized when redeemed. Gift cards have no provisions for reduction in the value of unused card balances over defined time periods and have no expiration dates, but are subject to state escheat regulations; as such, the Company does not record income associated with unredeemed gift cards.

Sales returns are provided for in the period that the related sales are recorded based on historical experience. Although the estimate for sales returns has not varied materially from historical provisions, actual experience could vary from historical experience in the future if the level of sales return activity changes materially. In the future, if the Company concludes that an adjustment to the sales return accrual is required due to material changes in the returns activity, the reserve will be adjusted accordingly.

P. Cost of Sales

Cost of sales includes the cost of merchandise, buying costs and costs of the Company's distribution network including inbound freight charges, distribution facility costs, receiving costs, internal transfer costs and shipping and handling costs.

Q. Vendor Allowances

The Company receives allowances from vendors in the normal course of business for various reasons including direct cooperative advertising, purchase volume and reimbursement for other expenses. Annual terms for each allowance include the basis for earning the allowance and payment terms, which vary by agreement. All vendor allowances are recorded as a reduction of inventory cost, except for direct cooperative advertising allowances which are specific, incremental and identifiable. The Company recognizes purchase volume allowances as a reduction of the cost of inventory in the quarter in which milestones are achieved. Advertising costs were reduced by direct cooperative allowances of $17.6 million, $14.5 million and $14.9 million for fiscal 2010, 2009 and 2008, respectively.

R. Store Opening, Expansion, Relocation and Closing Costs

Store opening, expansion, relocation and closing costs, including markdowns, asset residual values and projected occupancy costs, are charged to earnings as incurred.

S. Advertising Costs

Expenses associated with direct response advertising are expensed over the period during which the sales are expected to occur, generally four to six weeks, and all other expenses associated with store advertising are charged to earnings as incurred. Net advertising costs amounted to $198.3 million, $230.6 million and $266.4 million for fiscal 2010, 2009 and 2008, respectively.

T. Stock-Based Compensation

The Company measures all employee stock-based compensation awards using a fair value method and records such expense in its consolidated financial statements. The Company adopted the accounting guidance related to stock compensation on August 28, 2005 (the "date of adoption") under the modified prospective application. Under this application, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Currently, the Company's stock-based compensation relates to restricted stock awards and stock options. The Company's restricted stock awards are considered nonvested share awards.

U. Income Taxes

The Company files a consolidated Federal income tax return. Income tax returns are also filed with each taxable jurisdiction in which the Company conducts business.

The Company accounts for its income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company intends to reinvest the unremitted earnings of its Canadian subsidiary. Accordingly, no provision has been made for U.S. or additional non-U.S. taxes with respect to these earnings. In the event of repatriation to the U.S., in most cases such earnings would be subject to U.S. income taxes.

The Company recognizes the tax benefit from an uncertain tax position only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the taxing authorities.

Judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's tax returns are subject to audit by various tax authorities. Although the Company believes that its estimates are reasonable, actual results could differ from these estimates.

V. Earnings per Share

The Company presents earnings per share on a basic and diluted basis. Basic earnings per share has been computed by dividing net earnings by the weighted average number of shares outstanding. Diluted earnings per share has been computed by dividing net earnings by the weighted average number of shares outstanding including the dilutive effect of stock-based awards as calculated under the treasury stock method.

Stock-based awards of approximately 1.5 million, 9.8 million and 15.3 million shares were excluded from the computation of diluted earnings per share as the effect would be anti-dilutive for fiscal 2010, 2009 and 2008, respectively.

W. Segments

The Company accounts for its operations as one operating segment.

2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

(in thousands)	February 26, 2011	February 27, 2010
Land and buildings	$ 234,027	$ 229,954
Furniture, fixtures and equipment	892,682	830,734
Leasehold improvements	959,427	895,581
Computer equipment and software	452,235	401,359
	2,538,371	2,357,628
Less: Accumulated depreciation and amortization	(1,422,074)	(1,238,336)
	$ 1,116,297	$ 1,119,292

3. LINES OF CREDIT

At February 26, 2011, the Company maintained two uncommitted lines of credit of $100 million each, with expiration dates of February 29, 2012 and September 2, 2011, respectively. These uncommitted lines of credit are currently and are expected to be used for letters of credit in the ordinary course of business. During fiscal 2010 and 2009, the Company did not have any direct borrowings under the uncommitted lines of credit. As of February 26, 2011, there was approximately $7.9 million of outstanding letters of credit. Although no assurances can be provided, the Company intends to renew both uncommitted lines of credit before the respective expiration dates. In addition, as of February 26, 2011, the Company maintained unsecured standby letters of credit of $64.5 million, primarily for certain insurance programs. As of February 27, 2010, there was approximately $6.1 million of outstanding letters of credit and approximately $55.0 million of outstanding unsecured standby letters of credit, primarily for certain insurance programs.

4. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., "the exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including quoted market prices and discounted cash flows. The hierarchy for inputs used in measuring fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect a company's judgment concerning the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 – Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As of February 26, 2011, the Company's financial assets utilizing Level 1 inputs include long term investment securities traded on active securities exchanges. The Company did not have any financial assets utilizing Level 2 inputs. Financial assets utilizing Level 3 inputs included short term and long term investments in auction rate securities consisting of preferred shares of closed end municipal bond funds (See "Investment Securities," Note 5).

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the Company's degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset or liability must be classified in its entirety based on the lowest level of input that is significant to the measurement of fair value.

Valuation techniques used by the Company must be consistent with at least one of the three possible approaches: the market approach, income approach and/or cost approach. The Company's Level 1 valuations are based on the market approach and consist primarily of quoted prices for identical items on active securities exchanges. The Company's Level 3 valuations of auction rate securities are based on the income approach, specifically, discounted cash flow analyses which utilize significant inputs based on the Company's estimates and assumptions. Inputs include current coupon rates and expected maturity dates.

The following table presents the valuation of the Company's financial assets as of February 26, 2011 measured at fair value on a recurring basis by input level:

(in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)	Total
Short term – available-for-sale securities:			
Auction rate securities	$ —	$ 5.8	$ 5.8
Long term – available-for-sale securities:			
Auction rate securities	—	103.9	103.9
Long term – trading securities:			
Nonqualified deferred compensation plan assets	17.6	—	17.6
Total	$ 17.6	$ 109.7	$ 127.3

The following table presents the changes in the Company's financial assets that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

(in millions)	Auction Rate Securities	Put Option	Total Significant Unobservable Inputs (Level 3)
Balance on February 27, 2010, net of temporary valuation adjustment	$ 176.3	$ 2.3	$ 178.6
Change in temporary valuation adjustment included in accumulated other comprehensive income	(1.1)	—	(1.1)
Unrealized gain included in earnings [1]	2.3	—	2.3
Change in valuation of Put Option	—	(2.3)	(2.3)
Redemptions at par	(67.8)	—	(67.8)
Balance on February 26, 2011, net of temporary valuation adjustment	$ 109.7	—	$ 109.7

[1] None of the gains for the period included in earnings relate to assets still held on February 26, 2011.

Subsequent to the end of fiscal 2010 through April 15, 2011, the Company additionally redeemed approximately $5.8 million of short term available-for-sale securities at par.

5. INVESTMENT SECURITIES

The Company's investment securities as of February 26, 2011 and February 27, 2010 are as follows:

(in millions)	**February 26, 2011**	February 27, 2010
Available-for-sale securities:		
Short term	**$ 5.8**	$ 15.0
Long term	**103.9**	120.8
Trading securities:		
Short term	**—**	40.5
Long term	**17.6**	12.1
Held-to-maturity securities:		
Short term	**599.8**	373.6
Put option:		
Short term	**—**	2.3
Total investment securities	**$ 727.1**	$ 564.3

Auction Rate Securities

As of February 26, 2011 and February 27, 2010, the Company's available-for-sale investment securities represented approximately $112.9 million and approximately $137.9 million par value of auction rate securities, respectively, less temporary valuation adjustments of approximately $3.2 million and $2.1 million, respectively. Since these valuation adjustments are deemed to be temporary, they are recorded in accumulated other comprehensive income, net of a related tax benefit, and did not affect the Company's earnings. These securities at par are invested in preferred shares of closed end municipal bond funds, which are required, pursuant to the Investment Company Act of 1940, to maintain minimum asset coverage ratios of 200%. All of these available-for-sale investments carried triple-A credit ratings from one or more of the major credit rating agencies as of February 26, 2011 and February 27, 2010, and none of them are mortgage-backed debt obligations. As of February 26, 2011 and February 27, 2010, the Company's available-for-sale investments have been in a continuous unrealized loss position for 12 months or more, however, the Company believes that the unrealized losses are temporary and reflect the investments' current lack of liquidity. Due to their lack of liquidity, the Company classified approximately $103.9 million and $120.8 million of these investments as long term investment securities at February 26, 2011 and February 27, 2010, respectively. During fiscal 2010, approximately $25.0 million of these securities were redeemed at par. Subsequent to the end of fiscal 2010 through April 15, 2011, the Company additionally redeemed approximately $5.8 million of short term available-for-sale securities at par.

As of February 27, 2010, the Company's trading investment securities included approximately $40.5 million at fair value ($42.8 million at par) of additional auction rate securities which were invested in securities collateralized by student loans. During the first six months of fiscal 2010, pursuant to an agreement with the investment firm that sold the Company these securities, the remaining $42.8 million of these securities were redeemed at par.

U.S. Treasury Securities

As of February 26, 2011 and February 27, 2010, the Company's short term held-to-maturity securities included approximately $599.8 million and approximately $373.6 million, respectively, of U.S. Treasury Bills with remaining maturities of less than one year. These securities are stated at their amortized cost which approximates fair value.

Long Term Trading Investment Securities

The Company's long term trading investment securities, which are provided as investment options to the participants of the nonqualified deferred compensation plan, are stated at fair market value. The values of these trading investment securities included in the table above are approximately $17.6 million and $12.1 million as of February 26, 2011 and February 27, 2010, respectively.

6. PROVISION FOR INCOME TAXES

The components of the provision for income taxes are as follows:

	FISCAL YEAR ENDED		
(in thousands)	**February 26, 2011**	February 27, 2010	February 28, 2009
Current:			
Federal	**$ 426,956**	$ 346,875	$ 233,216
State and local	**90,689**	61,080	47,294
	517,645	407,955	280,510
Deferred:			
Federal	**(7,698)**	(17,851)	(19,419)
State and local	**(8,302)**	(4,882)	(2,906)
	(16,000)	(22,733)	(22,325)
	$ 501,645	$ 385,222	$ 258,185

At February 26, 2011 and February 27, 2010, included in other current assets and in other assets is a net current deferred income tax asset of $189.1 million and $167.2 million, respectively, and a net noncurrent deferred income tax asset of $90.9 million and $96.6 million, respectively. These amounts represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities consist of the following:

(in thousands)	**February 26, 2011**	February 27, 2010
Deferred tax assets:		
Inventories	**$ 26,151**	$ 34,659
Deferred rent and other rent credits	**75,007**	64,707
Insurance	**51,906**	44,386
Stock-based compensation	**48,743**	60,994
Merchandise credits and gift card liabilities	**29,043**	27,409
Accrued expenses	**86,927**	64,388
Other	**33,616**	25,543
Deferred tax liabilities:		
Depreciation	**(18,991)**	(15,593)
Goodwill	**(31,213)**	(25,648)
Other	**(21,152)**	(17,000)
	$ 280,037	$ 263,845

The Company has not established a valuation allowance for the net deferred tax asset as it is considered more likely than not that it is realizable through a combination of future taxable income and the deductibility of future net deferred tax liabilities.

The following table summarizes the activity related to the gross unrecognized tax benefits from uncertain tax positions:

(in thousands)	**February 26, 2011**	February 27, 2010
Balance at beginning of year	**$ 113,086**	$ 96,697
Increase related to current year positions	**24,051**	17,993
Increase related to prior year positions	**16,677**	31,904
Decrease related to prior year positions	**(8,273)**	(31,949)
Settlements	**(1,576)**	(26)
Lapse of statute of limitations	**(2,096)**	(1,533)
Balance at end of year	**$ 141,869**	$ 113,086

At February 26, 2011, the Company has recorded approximately $42.2 million and $99.7 million of gross unrecognized tax benefits in current and non-current taxes payable, respectively, on the consolidated balance sheet of which approximately $137.6 million would impact the Company's effective tax rate. At February 27, 2010, the Company has recorded approximately $9.7 million and $103.4 million of gross unrecognized tax benefits in current and non-current taxes payable, respectively, on the consolidated balance sheet of which approximately $107.8 million would impact the Company's effective tax rate. As of February 26, 2011 and February 27, 2010, the liability for gross unrecognized tax benefits included approximately $30.2 million and $21.6 million, respectively, of accrued interest. The Company recorded an increase of interest of approximately $9.2 million and $6.1 million for the years ended February 26, 2011 and February 27, 2010, respectively, for gross unrecognized tax benefits in the consolidated statement of earnings.

The Company anticipates that any adjustments to gross unrecognized tax benefits which will impact income tax expense, due to the settlement of audits and the expiration of statutes of limitations, could be approximately $5.0 to $10.0 million in the next twelve months. However, actual results could differ from those currently anticipated.

As of February 26, 2011, the Company operated in 50 states, the District of Columbia, Puerto Rico and Canada and files income tax returns in the United States and various state, local and international jurisdictions. The Company is currently under examination by the Internal Revenue Service for tax years 2006 through 2008. The Company is also open to examination for state and local jurisdictions with varying statutes of limitations, generally ranging from three to five years.

For fiscal 2010, the effective tax rate is comprised of the Federal statutory income tax rate of 35.00%, the State income tax rate, net of Federal benefit, of 2.77%, provision for uncertain tax positions of 1.86% and other income tax benefits of 0.83%. For fiscal 2009, the effective tax rate is comprised of the Federal statutory income tax rate of 35.00%, the State income tax rate, net of Federal benefit, of 3.29%, provision for uncertain tax positions of 1.96% and other income tax benefits of 1.15%. For fiscal 2008, the effective tax rate is comprised of the Federal statutory income tax rate of 35.00%, the State income tax rate, net of Federal benefit, of 2.90% and other income tax benefits of 0.12%.

7. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

A. In fiscal 2002, the Company had an interest in certain life insurance policies on the lives of its Co-Chairmen and their spouses. The Company's interest in these policies was equivalent to the net premiums paid by the Company. The agreements relating to the Company's interest in the life insurance policies on the lives of its Co-Chairmen and their spouses were terminated in fiscal 2003. Upon termination in fiscal 2003, the Co-Chairmen paid to the Company $5.4 million, representing the total amount of premiums paid by the Company under the agreements and the Company was released from its contractual obligation to make substantial future premium payments. In order to confer a benefit to its Co-Chairmen in substitution for the aforementioned terminated agreements, the Company has agreed to pay to the Co-Chairmen, at a future date, an aggregate amount of $4.2 million, which is included in accrued expenses and other current liabilities as of February 26, 2011 and February 27, 2010.

B. In fiscal 2009 and 2008, the Company leased office and retail space from entities controlled by management of CTS. In fiscal 2009 and 2008, the Company leased retail space from entities controlled by management of buybuy BABY. The Company paid such entities occupancy costs of approximately $6.9 million and $7.1 million in fiscal 2009 and 2008, respectively.

8. LEASES

The Company leases retail stores, as well as warehouses, office facilities and equipment, under agreements expiring at various dates through 2041. Certain leases provide for contingent rents (which are based upon store sales exceeding stipulated amounts and are immaterial in fiscal 2010, 2009 and 2008), scheduled rent increases and renewal options. The Company is obligated under a majority of the leases to pay for taxes, insurance and common area maintenance charges.

As of February 26, 2011, future minimum lease payments under non-cancelable operating leases are as follows:

Fiscal Year	Amount *(in thousands)*
2011	$ 457,676
2012	431,112
2013	388,840
2014	341,115
2015	298,481
Thereafter	1,186,362
Total future minimum lease payments	$ 3,103,586

Expenses for all operating leases were $442.2 million, $423.3 million and $405.5 million for fiscal 2010, 2009 and 2008, respectively.

9. EMPLOYEE BENEFIT PLANS

Defined Contribution Plans

The Company has four defined contribution savings plans covering all eligible employees of the Company ("the Plans"). Participants of the Plans may defer annual pre-tax compensation subject to statutory and Plan limitations. In addition, a certain percentage of an employee's contributions are matched by the Company and vest over a specified period of time, subject to certain statutory and Plan limitations. The Company's match was approximately $8.6 million, $7.6 million and $6.9 million for fiscal 2010, 2009 and 2008, respectively, which was expensed as incurred.

Nonqualified Deferred Compensation Plan

The Company has a nonqualified deferred compensation plan ("NQDC") for the benefit of employees defined by the Internal Revenue Service as highly compensated. Participants of the NQDC may defer annual pre-tax compensation subject to statutory and plan limitations. In addition, a certain percentage of an employee's contributions may be matched by the Company and vest over a specified period of time, subject to certain plan limitations. The Company's match was approximately $0.4 million for fiscal 2010, 2009 and 2008 which was expensed as incurred.

Changes in the fair value of the trading securities related to the NQDC and the corresponding change in the associated liability are included within interest income and selling, general and administrative expenses respectively, in the consolidated statements of earnings. Historically, these changes have resulted in no impact to the consolidated statements of earnings.

Defined Benefit Plan

The Company has a non-contributory defined benefit pension plan for the CTS employees, hired on or before July 31, 2003, who meet specified age and length-of-service requirements. The benefits are based on years of service and the employee's compensation near retirement. The Company recognizes the overfunded or underfunded status of the pension plan as an asset or liability in its statement of financial position and recognizes changes in the funded status in the year in which the changes occur. In fiscal 2008, the Company adopted a fiscal year end measurement date and recorded an immaterial adjustment to retained earnings. For the years ended February 26, 2011, February 27, 2010 and February 28, 2009, the net periodic pension cost was not material to the Company's results of operations. The Company has a $7.5 million and $6.8 million liability, which is included in deferred rent and other liabilities as of February 26, 2011 and February 27, 2010, respectively. In addition, as of February 26, 2011 and February 27, 2010, the Company recognized a gain of $0.7 million, net of taxes of $0.4 million, and a gain of $0.3 million, net of taxes of $0.2 million, respectively, within accumulated other comprehensive income.

10. COMMITMENTS AND CONTINGENCIES

The Company maintains employment agreements with its Co-Chairmen, which extend through June 2013. The agreements provide for a base salary (which may be increased by the Board of Directors), termination payments, postretirement benefits and other terms and conditions of employment. In addition, the Company maintains employment agreements with other executives which provide for severance pay and, in some instances, certain other supplemental retirement benefits.

The Company records an estimated liability related to its various claims and legal actions arising in the ordinary course of business when and to the extent that it concludes a liability is probable and the amount of the loss can be reasonably estimated. Such estimated loss is based on available information and advice from outside counsel, where appropriate. As additional information becomes available, the Company reassesses the potential liability related to claims and legal actions and revises its estimated liabilities, as appropriate. The Company expects the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity. The Company also cannot predict the nature and validity of claims which could be asserted in the future, and future claims could have a material impact on its earnings.

11. SUPPLEMENTAL CASH FLOW INFORMATION

The Company paid income taxes of $487.4 million, $338.9 million and $261.3 million in fiscal 2010, 2009 and 2008, respectively.

The Company recorded an accrual for capital expenditures of $17.8 million, $21.7 million and $21.6 million as of February 26, 2011, February 27, 2010 and February 28, 2009, respectively.

12. STOCK-BASED COMPENSATION

The Company measures all employee stock-based compensation awards using a fair value method and records such expense in its consolidated financial statements. Currently, the Company's stock-based compensation relates to restricted stock awards and stock options. The Company's restricted stock awards are considered nonvested share awards.

Stock-based compensation expense for the fiscal year ended February 26, 2011, February 27, 2010 and February 28, 2009 was approximately $44.3 million ($27.1 million after tax or $0.10 per diluted share), approximately $44.2 million ($26.9 million after tax or $0.10 per diluted share) and approximately $43.7 million ($27.2 million after tax or $0.11 per diluted share), respectively. In addition, the amount of stock-based compensation cost capitalized for each of the years ended February 26, 2011 and February 27, 2010 was approximately $1.2 million.

Incentive Compensation Plans

The Company currently grants awards under the Bed Bath & Beyond 2004 Incentive Compensation Plan (the "2004 Plan"). The 2004 Plan is a flexible compensation plan that enables the Company to offer incentive compensation through stock options, restricted stock awards, stock appreciation rights and performance awards, including cash awards. Under the 2004 Plan, grants are determined by the Compensation Committee for those awards granted to executive officers and by an appropriate committee for all other awards granted. Awards of stock options and restricted stock generally vest in five equal annual installments beginning one to three years from the date of grant.

Prior to fiscal 2004, the Company had adopted various stock option plans (the "Prior Plans"), all of which solely provided for the granting of stock options. Upon adoption of the 2004 Plan, the common stock available under the Prior Plans became available for issuance under the 2004 Plan. No further option grants may be made under the Prior Plans, although outstanding awards under the Prior Plans will continue to be in effect.

Under the 2004 Plan and the Prior Plans, an aggregate of 83.4 million shares of common stock were authorized for issuance. The Company generally issues new shares for stock option exercises and restricted stock awards. As of February 26, 2011, unrecognized compensation expense related to the unvested portion of the Company's stock options and restricted stock awards was $21.1 million and $102.9 million, respectively, which is expected to be recognized over a weighted average period of 2.7 years and 4.0 years, respectively.

Stock Options

Stock option grants are issued at fair market value on the date of grant and generally become exercisable in five equal annual installments beginning one to three years from the date of grant. Option grants for stock options issued prior to May 10, 2004 expire ten years after the date of grant. Option grants for stock options issued since May 10, 2004 expire eight years after the date of grant. All option grants are nonqualified.

The fair value of the stock options granted was estimated on the date of the grant using a Black-Scholes option-pricing model that uses the assumptions noted in the following table.

	FISCAL YEAR ENDED		
Black-Scholes Valuation Assumptions [1]	**February 26, 2011**	February 27, 2010	February 28, 2009
Weighted Average Expected Life (in years) [2]	**6.1**	6.3	6.1
Weighted Average Expected Volatility [3]	**33.70%**	40.39%	34.13%
Weighted Average Risk Free Interest Rates [4]	**2.56%**	2.45%	3.17%
Expected Dividend Yield	**—**	—	—

[1] *Forfeitures are estimated based on historical experience.*
[2] *The expected life of stock options is estimated based on historical experience.*
[3] *Expected volatility is based on the average of historical and implied volatility. The historical volatility is determined by observing actual prices of the Company's stock over a period commensurate with the expected life of the awards. The implied volatility represents the implied volatility of the Company's call options, which are actively traded on multiple exchanges, had remaining maturities in excess of twelve months, had market prices close to the exercise prices of the employee stock options and were measured on the stock option grant date.*
[4] *Based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of the stock options.*

Changes in the Company's stock options for the fiscal year ended February 26, 2011 were as follows:

(Shares in thousands)	Number of Stock Options	Weighted Average Exercise Price
Options outstanding, beginning of period	13,457	$ 35.62
Granted	515	45.20
Exercised	(3,804)	33.02
Forfeited or expired	(33)	37.02
Options outstanding, end of period	10,135	$ 37.08
Options exercisable, end of period	7,649	$ 37.36

The weighted average fair value for the stock options granted in fiscal 2010, 2009 and 2008 was $17.05, $12.33 and $12.95, respectively. The weighted average remaining contractual term and the aggregate intrinsic value for options outstanding as of February 26, 2011 was 2.9 years and $109.4 million, respectively. The weighted average remaining contractual term and the aggregate intrinsic value for options exercisable as of February 26, 2011 was 2.3 years and $80.2 million, respectively. The total intrinsic values for stock options exercised during fiscal 2010, 2009 and 2008 were $50.5 million, $61.9 million and $20.4 million, respectively.

Net cash proceeds from the exercise of stock options for fiscal 2010 were $125.7 million and the net associated income tax detriment was $0.5 million.

Restricted Stock

Restricted stock awards are issued and measured at fair market value on the date of grant and generally become exercisable in five equal annual installments beginning one to three years from the date of grant. Vesting of restricted stock awarded to certain of the Company's executives is dependent on the Company's achievement of a performance-based test for the fiscal year of grant, and assuming achievement of the performance-based test, time vesting, subject, in general, to the executive remaining in the Company's employ on specified vesting dates. The Company recognizes compensation expense related to these awards based on the assumption that the performance-based test will be achieved. Vesting of restricted stock awarded to the Company's other employees is based solely on time vesting.

Changes in the Company's restricted stock for the fiscal year ended February 26, 2011 were as follows:

(Shares in thousands)	Number of Restricted Shares	Weighted Average Grant-Date Fair Value
Unvested restricted stock, beginning of period	4,446	$ 33.49
Granted	1,024	44.81
Vested	(734)	36.08
Forfeited	(161)	34.32
Unvested restricted stock, end of period	4,575	$ 35.58

13. SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

(in thousands, except per share data)	FISCAL 2010 QUARTER ENDED			
	May 29, 2010	August 28, 2010	November 27, 2010	February 26, 2011
Net sales	$ 1,923,051	$ 2,136,730	$ 2,193,755	$ 2,504,967
Gross profit	775,036	874,918	896,508	1,076,467
Operating profit	225,394	296,902	305,110	461,052
Earnings before provision for income taxes	225,910	297,229	307,106	462,733
Provision for income taxes	88,357	115,474	118,532	179,282
Net earnings	$ 137,553	$ 181,755	$ 188,574	$ 283,451
EPS-Basic [1]	$ 0.53	$ 0.71	$ 0.75	$ 1.14
EPS-Diluted [1]	$ 0.52	$ 0.70	$ 0.74	$ 1.12

(in thousands, except per share data)	FISCAL 2009 QUARTER ENDED			
	May 30, 2009	August 29, 2009	November 28, 2009	February 27, 2010
Net sales	$ 1,694,340	$ 1,914,909	$ 1,975,465	$ 2,244,079
Gross profit	666,818	773,393	812,412	955,496
Operating profit	142,304	222,031	245,611	370,741
Earnings before provision for income taxes	144,071	223,507	246,348	371,329
Provision for income taxes	56,899	87,976	95,060	145,287
Net earnings	$ 87,172	$ 135,531	$ 151,288	$ 226,042
EPS-Basic [1]	$ 0.34	$ 0.53	$ 0.59	$ 0.88
EPS-Diluted [1]	$ 0.34	$ 0.52	$ 0.58	$ 0.86

[1] Net earnings per share ("EPS") amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Bed Bath & Beyond Inc.:

We have audited the accompanying consolidated balance sheets of Bed Bath & Beyond Inc. and subsidiaries as of February 26, 2011 and February 27, 2010, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the fiscal years in the three-year period ended February 26, 2011. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bed Bath & Beyond Inc. and subsidiaries as of February 26, 2011 and February 27, 2010, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 26, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of February 26, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 26, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Short Hills, New Jersey
April 26, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders
Bed Bath & Beyond Inc.:

We have audited Bed Bath & Beyond Inc. and subsidiaries (the Company) internal control over financial reporting as of February 26, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting, appearing in Item 9A, Controls and Procedures. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 26, 2011, based on criteria established in Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bed Bath & Beyond Inc. and subsidiaries as of February 26, 2011 and February 27, 2010, and the related consolidated statements of earnings, shareholders' equity and cash flows and the related financial statement schedule for each of the fiscal years in the three-year period ended February 26, 2011, and our report dated April 26, 2011 expressed an unqualified opinion on those consolidated financial statements and the related financial statement schedule.

KPMG LLP

Short Hills, New Jersey
April 26, 2011

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of February 26, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Our management has concluded that, as of February 26, 2011, our internal control over financial reporting is effective based on these criteria.

April 26, 2011

BED BATH & BEYOND INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
JUNE 23, 2011

TIME	9:00 A.M. on Thursday, June 23, 2011
PLACE	Madison Hotel One Convent Road Morristown, New Jersey 07960
ITEMS OF BUSINESS	(1) To elect nine directors until the Annual Meeting in 2012 and until their respective successors have been elected and qualified (Proposal 1). (2) To ratify the appointment of KPMG LLP as independent auditors for the 2011 fiscal year (Proposal 2). (3) To consider the approval, by non-binding vote, of the 2010 compensation paid to the Company's named executive officers (commonly known as a "say-on-pay" proposal) (Proposal 3). (4) To recommend, by non-binding vote, the frequency of future advisory votes on executive compensation (commonly known as a "frequency of say-on-pay" proposal) (Proposal 4). (5) To transact such other business as may properly be brought before the Annual Meeting or any adjournment or adjournments.
RECORD DATE	You can vote if you were a shareholder of record on May 6, 2011.
PROXY VOTING	It is important that your shares be represented and voted at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, we urge you to vote online, via telephone or to fill out the enclosed proxy card and return it to us in the envelope provided. No postage is required.

Important Notice Regarding the Availability of Proxy Material for the Annual Meeting of Shareholders to be held on June 23, 2011: this Notice of 2011 Annual Meeting of Shareholders, Proxy Statement and the Company's 2010 Annual Report are available at www.bedbathandbeyond.com/annualmeeting2011.asp.

May 25, 2011

Warren Eisenberg
Co-Chairman

Leonard Feinstein
Co-Chairman

Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, New Jersey 07083

PROXY STATEMENT

These proxy materials are delivered in connection with the solicitation by the Board of Directors of Bed Bath & Beyond Inc. (the "Company", "we", or "us"), a New York corporation, of proxies to be voted at our 2011 Annual Meeting of Shareholders and at any adjournment or adjournments.

QUESTIONS ABOUT THE MEETING AND THESE PROXY MATERIALS

This Proxy Statement, the proxy card and our 2010 Annual Report are being mailed starting May 25, 2011. The information regarding stock ownership and other matters in this Proxy Statement is as of the record date, May 6, 2011, unless otherwise indicated.

What may I vote on?

You may vote on the following proposals:

- election of nine directors to hold office until the Annual Meeting in 2012 (Proposal 1);
- ratification of the appointment of KPMG LLP as independent auditors for the fiscal year ending February 25, 2012 ("fiscal 2011") (Proposal 2);
- consider the approval, by non-binding vote, of the 2010 compensation paid to the Company's named executive officers (commonly known as a "say-on-pay" proposal) (Proposal 3); and
- to recommend, by non-binding vote, the frequency of future advisory votes on executive compensation (commonly known as a "frequency of say-on-pay" proposal) (Proposal 4).

THE BOARD RECOMMENDS A VOTE FOR THE ELECTION OF THE NINE DIRECTORS, FOR THE RATIFICATION OF THE APPOINTMENT OF AUDITORS, FOR THE SAY-ON-PAY PROPOSAL AND FOR ONCE EVERY YEAR WITH RESPECT TO THE FREQUENCY OF SAY-ON-PAY PROPOSAL.

Who may vote?

Shareholders of record of the Company's common stock at the close of business on May 6, 2011 are entitled to receive this notice and to vote their shares at the Annual Meeting. As of that date, there were 249,128,440 shares of common stock outstanding. Each share of common stock is entitled to one vote on each matter properly brought before the Annual Meeting.

How do I vote?

The Company encourages you to use the electronic means available to you to vote your shares. How you vote will depend on how you hold your shares of Bed Bath & Beyond Inc. stock.

Shareholder of Record

If your shares are registered directly in your name with Bed Bath & Beyond Inc.'s transfer agent, American Stock Transfer & Trust Company, you are considered the shareholder of record with respect to those shares, and these proxy materials are being sent directly to you. If you hold restricted stock under the Company's 2004 Incentive Compensation Plan, you are also considered the shareholder of record with respect to those shares. As the shareholder of record, you have the right to vote by proxy.

There are three ways you can do so:

- **Vote by Internet – www.proxyvote.com**

Use the Internet to transmit your voting instructions and for electronic delivery of information. Have your proxy card in hand when you access the website.

• **Vote by phone – 1-800-690-6903**

Use any touch-tone telephone to transmit your voting instructions. Have your proxy card in hand when you call.

• **Vote by mail**

Mark, sign and date your proxy card and return it in the postage-paid envelope we've provided, or return it to Bed Bath & Beyond Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Voting by any of these methods will not affect your right to attend the Annual Meeting and vote in person. However, for those who will not be voting at the Annual Meeting, your final voting instructions must be received by no later than 11:59 p.m. on June 22, 2011.

Beneficial Owner

Most shareholders of Bed Bath & Beyond Inc. hold their shares through a stockbroker, bank or other nominee, rather than directly in their own name. If you hold your shares in one of these ways, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker on how to vote. Your broker or nominee has enclosed a voting instruction form for you to use in directing the broker or nominee on how to vote your shares. If you hold your shares through a NYSE member brokerage firm, such member brokerage firm has the discretion to vote shares held on your behalf with respect to the appointment of the Company's auditors, but not with respect to the election of directors, the say-on-pay proposal or the frequency of say-on-pay proposal, as more fully described under "What is a broker 'non-vote'?".

Can I change my vote?

Yes. If you are the shareholder of record, you may revoke your proxy before it is exercised by doing any of the following:

- sending a letter to the Company stating that your proxy is revoked;
- signing a new proxy and sending it to the Company; or
- attending the Annual Meeting and voting by ballot.

Beneficial owners should contact their broker or nominee for instructions on changing their vote.

How many votes must be present to hold the Annual Meeting?

A "quorum" is necessary to hold the Annual Meeting. A quorum is a majority of the votes entitled to be cast by the shareholders entitled to vote at the Annual Meeting. They may be present at the Annual Meeting or represented by proxy. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining a quorum, but are not counted for purposes of determining any of the proposals to be voted on.

How many votes are needed to approve the proposals?

At the 2011 Annual Meeting of Shareholders, a "FOR" vote by a majority of votes cast is required for the election of directors, to ratify the selection of KPMG LLP as the Company's independent auditors for fiscal 2011 and to approve, by non-binding vote, the say-on-pay proposal. With respect to the frequency of say-on-pay proposal, the alternative receiving the greatest number of votes (every one year, two years or three years) will be the frequency that shareholders approve.

A "FOR" vote by a "majority of votes cast" means that the number of shares voted "FOR" exceeds the number of votes "AGAINST." Abstentions and broker non-votes shall not constitute votes "FOR" or votes "AGAINST."

What is an abstention?

An abstention is a properly signed proxy card which is marked "abstain."

What is a broker "non-vote"?

A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Under current applicable rules, Proposal 2 is a "discretionary" item upon which New York Stock Exchange member brokerage firms that hold shares as nominee may vote on behalf of the beneficial owners if such beneficial owners have not furnished voting instructions by the tenth day before the Annual Meeting.

However, New York Stock Exchange member brokerage firms that hold shares as nominee may not vote on behalf of the beneficial owners on the following proposals unless you provide voting instructions: Proposal 1, the election of directors, Proposal 3, the say-on-pay proposal, and Proposal 4, the frequency of say-on-pay proposal. Therefore, if your shares are held by such nominee, please instruct your broker regarding how to vote your shares on each of these proposals. This will ensure that your shares are counted with respect to each of these proposals.

Will any other matters be acted on at the Annual Meeting?

If any other matters are properly presented at the Annual Meeting or any adjournment, the persons named in the proxy will have discretion to vote on those matters. As of March 31, 2011, which is the date by which any proposal for consideration at the Annual Meeting submitted by a shareholder must have been received by the Company to be presented at the Annual Meeting, and as of the date of this Proxy Statement, we did not know of any other matters to be presented at the Annual Meeting.

Who pays for this proxy solicitation?

The Company will pay the expenses of soliciting proxies. In addition to solicitation by mail, proxies may be solicited in person or by telephone or other means by directors or associates of the Company. The Company has engaged D.F. King & Co., Inc., for a fee to be determined, to assist in the solicitation of proxies. The Company will reimburse brokerage firms and other nominees, custodians and fiduciaries for costs incurred by them in mailing proxy materials to the beneficial owners of shares held of record by such persons.

Whom should I call with other questions?

If you have additional questions about this Proxy Statement or the Annual Meeting or would like additional copies of this document or our 2010 Annual Report on Form 10-K, please contact: Bed Bath & Beyond Inc., 650 Liberty Avenue, Union, NJ 07083, Attention: Investor Relations Dept., Telephone: (908) 688-0888.

ELECTION OF DIRECTORS (PROPOSAL 1)

How is the Board of Directors structured and who has been nominated?

The Board of Directors, upon recommendation of its Nominating and Corporate Governance Committee, has nominated for reelection as directors, for a one year term expiring at the 2012 Annual Meeting, each of the current members of the Board.

Information concerning our directors as of the record date, and the key experience, qualifications and skills they bring to our Board, is provided below.

Warren Eisenberg, 80, is a Co-Founder of the Company and has served as Co-Chairman since 1999. He has served as a director since 1971. Mr. Eisenberg served as Chairman from 1992 to 1999, and served as Co-Chief Executive Officer from 1971 to 2003.

Leonard Feinstein, 74, is a Co-Founder of the Company and has served as Co-Chairman since 1999. He has served as a director since 1971. Mr. Feinstein served as President from 1992 to 1999, and served as Co-Chief Executive Officer from 1971 to 2003.

Messrs. Eisenberg and Feinstein remain active as part of the senior leadership of the Company and bring to the Board, among other benefits, their experience in building the Company during its 40-year history and their overall experience in the retail industry, in each case for over 50 years.

Steven H. Temares, 52, currently serves as Chief Executive Officer of the Company. He was President and Chief Executive Officer from 2003 to 2006 and was President and Chief Operating Officer from 1999 to 2003. Mr. Temares joined the Company in 1992 and has served as a director since 1999. Mr. Temares has been part of the leadership of the Company throughout its entire history as a public company.

Dean S. Adler, 54, is a Co-Founder and Chief Executive Officer of Lubert-Adler Partners, L.P., a private real estate investment firm. He has served as a Principal of Lubert-Adler Partners, L.P. for over ten years. He has been a director of the Company since 2001. During the last five years, Mr. Adler also served as a director of Developers Diversified Realty Corp., a shopping center real estate investment trust, and Electronics Boutique, Inc., a mall retailer. Mr. Adler has wide experience and involvement in commercial real estate including, in particular, retail real estate.

Stanley F. Barshay, 71, has served in a variety of senior executive positions at consumer healthcare companies. He served as Executive Vice President of Merck & Co. (formerly Schering-Plough Corporation) and President of its Consumer Health Care Division from November 2009 until his retirement on April 1, 2010; prior to November 2009, Mr. Barshay was Chairman, Consumer Health Care, at Schering-Plough Corporation since June 2003. For many years, Mr. Barshay served in a variety of senior executive positions at American Home Products (now part of Pfizer). He has been a director of the Company since 2003. Among other things, Mr. Barshay brings to the Board specialized knowledge about the marketing of consumer goods, and in particular health and beauty care products.

Klaus Eppler, 80, has been a pensioned partner in the law firm of Proskauer Rose LLP, counsel to the Company, since 2001. Mr. Eppler was an equity partner of Proskauer Rose LLP from 1965 to 2001, when he ceased active partnership with responsibilities for clients. He has been a director of the Company since 1992 and has served as outside Lead Director since 2002. Mr. Eppler is also a director of Ascena Retail Group, Inc. (successor to The Dress Barn, Inc.), an apparel retailer. Mr. Eppler has served as a director of one or more retailers continuously for over 35 years. Throughout his career as a practicing attorney, he represented numerous public companies or their boards of directors, including many retail companies. Mr. Eppler brings to the Board his experience with a wide variety of retailers.

Patrick R. Gaston, 53, is an executive at the Verizon Foundation, and is currently on leave serving a one-year term as Executive in Residence and Senior Advisor with the Clinton Bush Haiti Fund to support the rebuilding efforts in Haiti. Until January 2011, Mr. Gaston was President of the Verizon Foundation since 2003. Prior to assuming that position, Mr. Gaston held a variety of management positions at Verizon Communications Inc. and its predecessors since 1984, including positions in operations, marketing, human resources, strategic planning and government relations. He has been a director of the Company since 2007. Among other things, Mr. Gaston brings to the Board experience with respect to very large and complex public companies as well as extensive experience with other local, national and international organizations through his non-profit work.

Jordan Heller, 50, has been President of Heller Wealth Advisors LLC, a provider of financial advisory services, since 2008. Mr. Heller was previously a partner with The Schonbraun McCann Group LLP from 2005 to 2008. Prior to joining The Schonbraun McCann Group, Mr. Heller was a Managing Director at American Economic Planning Group. He has been a director of the Company since 2003. Among other things, Mr. Heller brings to the Board experience in and knowledge of various financial matters. He serves as an "audit committee financial expert" on the Company's Audit Committee.

Victoria A. Morrison, 58, has been the Executive Vice President & General Counsel of Edison Properties, LLC, a diversified real estate company, since 2007. Ms. Morrison was previously practicing law as a partner in the law firm of Riker, Danzig, Scherer, Hyland & Perretti LLP since 1986. She has been a director of the Company since 2001. Among other things, Ms. Morrison brings to the Board experience in and knowledge of real estate law and transactions.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE ELECTION OF THE NINE NOMINEES AS DIRECTORS.

OTHER BOARD OF DIRECTORS INFORMATION

How many times did the Board of Directors meet last year?

The Board of Directors held seven meetings during the fiscal year ended February 26, 2011 ("fiscal 2010").

Director Attendance

Each director of the Company attended at least 75% of the total number of meetings of the Board of Directors and committees on which he or she served, other than a director who retired from the Board effective as of the 2010 Annual Meeting of Shareholders and who attended one of the three meetings of the Board of Directors held during the period for which such director served as a director during fiscal 2010. The Company encourages, but does not require, the directors to attend the Company's Annual Meeting of Shareholders. All of the Company's current directors attended the 2010 Annual Meeting of Shareholders.

How were directors compensated for fiscal 2010?

The following table provides compensation information for each member of our Board of Directors during fiscal 2010, other than Warren Eisenberg, Leonard Feinstein and Steven H. Temares, each of whom is a named executive officer of the Company and none of whom received any additional compensation for his service as a director of the Company.

Annual director fees for fiscal 2010 were $50,000. In addition, directors serving on standing committees of the Board of Directors were paid as follows: an additional $10,000 for Audit Committee members, an additional $7,500 for Compensation Committee members, and (other than for the Lead Director) an additional $5,000 for Nominating and Corporate Governance Committee members. The Lead Director received an additional $15,000 for acting in that capacity. Director fees are paid on a quarterly basis. Directors have the right to elect to receive all or fifty percent of their fees in stock or cash. In addition to the fees above, each director received an automatic grant of restricted stock under the Company's 2004 Incentive Compensation Plan with a fair market value on the date of the Company's Annual Meeting of Shareholders during such fiscal year (the average of the high and low trading prices on such date) equal to $50,000, such restricted stock to vest on the first trading day following the expiration of any applicable blackout period following the last day of the fiscal year of grant provided that the director remains in office until the last day of the fiscal year. The following table provides director compensation information for fiscal 2010.

Director Compensation Table for Fiscal 2010

As described more fully below, the following table summarizes the annual cash compensation for the non-employee directors as members of our Board of Directors during fiscal 2010.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
Dean S. Adler	57,500	50,000 (1)	107,500
Stanley F. Barshay	65,000 (2)	50,000 (1)	115,000
Klaus Eppler	72,500	50,000 (1)	122,500
Patrick R. Gaston	60,000 (3)	50,000 (1)	110,000
Jordan Heller	60,000	50,000 (1)	110,000
Victoria A. Morrison	62,500	50,000 (1)	112,500
Fran Stoller	16,667 (4)	0 (4)	16,667

(1) Represents the value of 1,318 restricted shares of common stock of the Company granted under the Company's 2004 Incentive Compensation Plan at fair market value on the date of the Company's 2010 Annual Meeting of Shareholders ($37.96 per share, the average of the high and low trading prices on June 29, 2010).

(2) This director fee was paid in shares of common stock of the Company pursuant to the Bed Bath & Beyond Plan to Pay Directors Fees in Stock and the number of shares was determined (in accordance with the terms of such plan) based on the fair market value per share on the second business day following the announcement of the Company's financial results for its fiscal third quarter, which was $49.36 per share, the average of the high and low trading prices on December 27, 2010.

(3) Fifty percent of this director fee was paid in shares of common stock of the Company pursuant to the Bed Bath & Beyond Plan to Pay Directors Fees in Stock and the number of shares was determined (in accordance with the terms of such plan) as described in footnote (2).

(4) Ms. Stoller received a prorated annual fee and was not granted a stock award due to her retirement from the Board of Directors effective June 29, 2010.

Director Independence

The Board of Directors, upon the advice of the Nominating and Corporate Governance Committee, has determined that each of Ms. Morrison and Messrs. Adler, Barshay, Eppler, Gaston and Heller are "independent directors" under the independence standards set forth in NASDAQ Listing Rule 5605(a)(2). This determination was based on the fact that each of these directors is not an executive officer or employee of the Company or has any other relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. This independence assessment is analyzed annually in both fact and appearance to promote arms-length oversight.

In making its independence determinations, the Board of Directors considered transactions occurring since the beginning of the fiscal year ended February 28, 2009 ("fiscal 2008") between the Company and entities associated with the independent directors or members of their immediate family. In each case, the Board of Directors determined that, because of the nature of the director's relationship with the entity and/or the amount involved, the relationship did not impair the director's independence.

The Board of Directors' independence determinations included reviewing the following relationships and a determination that the amounts involved, in each case, were immaterial (no payments were made to any of the entities noted, during such entity's last fiscal year, in excess of 1% of such entity's consolidated gross revenues, where a director was a partner or owned more than a 10% equity interest in, or was an executive of, such entity):

- Mr. Adler is a principal or executive officer of several private equity funds, each with broad commercial real estate holdings. Some of such funds have, among their investments, interests in entities which hold retail properties, and portions of two such properties are under lease to the Company or subsidiaries for the operation of three stores.
- Mr. Barshay was an executive officer of Merck & Co. (formerly Schering-Plough Corporation), which manufactures a wide variety of household consumer goods available for sale at many retail outlets (such as cold medicine and sunscreen), some of which are purchased by the Company at market rates for resale in the ordinary course of business. Effective April 1, 2010, Mr. Barshay retired from his position at Merck.
- Mr. Eppler is a (non-equity) pensioned partner of Proskauer Rose LLP. In 2001, he ceased active partnership with responsibilities for clients. The firm has received fees for legal services from the Company during the past three fiscal years.
- Mr. Gaston is an executive at the Verizon Foundation, the philanthropic entity of Verizon Communications Inc. He is currently on leave serving a one-year term as Executive in Residence and Senior Advisor with the Clinton Bush Haiti Fund to support the rebuilding efforts in Haiti. The Company purchases a portion of its telecommunications services from Verizon Communications Inc. on terms and pricing generally available to Verizon customers.

As the Board determined, in each case, that the amounts involved were immaterial, the Board does not believe that the amount and nature of any of these transactions might reasonably impair the ability of the directors to act in shareholders' best interests.

Information about Committees of the Board; Compensation Committee Interlocks and Insider Participation

All members of the Audit, Compensation and Nominating and Corporate Governance Committees are considered independent pursuant to applicable Securities and Exchange Commission ("SEC") and NASDAQ rules. None of the members of the Compensation Committee was (i) during fiscal 2010, an officer or employee of the Company or any of its subsidiaries or (ii) formerly an officer of the Company or any of its subsidiaries. None of our executive officers currently serves, or in fiscal 2010 has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Leadership Structure

Messrs. Eisenberg, Feinstein and Temares function together as the senior leaders of the Company. Since Messrs. Eisenberg, Feinstein and Temares are not "independent directors" within the meaning of NASDAQ Listing Rule 5605(a)(2), the Board of Directors appointed an independent director to serve as the outside Lead Director. Mr. Eppler has served as the outside Lead Director since 2002. The general authority and responsibilities of the outside Lead Director are established by the Board of Directors. In that capacity, Mr. Eppler presides at all executive sessions of the independent directors, has the authority to call meetings of the independent directors, acts as a liaison between the members of the Board and management, functions as Secretary of the Board (including with respect to the proposal and maintenance of Board agendas and schedules for meetings), arranges for Board committee functions and acts as Secretary of all Board committees (other than when another independent director acts in such capacity), and receives communications from the Company's shareholders.

Director Qualifications

The Board has adopted a policy regarding specific, minimum qualifications for potential directors. These factors, and others as considered useful by the Board and the Nominating and Corporate Governance Committee, are reviewed in the context of an assessment of the perceived needs of the Board at a particular point in time. The Company's policies regarding director qualifications and skills are included on the Company's website at www.bedbathandbeyond.com under the Investor Relations section.

Qualified candidates for membership on the Board will be considered without regard to race, color, creed, religion, national origin, age, gender, sexual orientation or disability. The Nominating and Corporate Governance Committee reviews and evaluates each candidate's character, judgment, skills (including financial literacy), background, experience and other qualifications (without regard to whether a nominee has been recommended by the Company's shareholders), as well as the overall composition of the Board, and recommends to the Board for its approval the slate of directors to be nominated for election at the annual meeting of the Company's shareholders. While the Nominating and Corporate Governance Committee does not have a formal policy with respect to diversity, the Committee believes that it is desirable that Board members represent a diversity of backgrounds, including gender and race, as well as diversity of viewpoints and experience.

Board Committees

Our Board of Directors has standing Audit, Compensation and Nominating and Corporate Governance Committees. Information about each of these Committees follows.

Audit Committee

The function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by (i) overseeing the Company's accounting and financial reporting processes and the audits of the Company's financial statements, and (ii) reviewing the financial reports and other financial information provided by the Company to the public. In addition, the functions of this Committee have included, among other things, recommending to the Board the engagement or discharge of independent auditors, discussing with the auditors their review of the Company's quarterly results and the results of their annual audit and reviewing the Company's internal accounting controls.

The Audit Committee held seven meetings during fiscal 2010. The current members of the Committee are Messrs. Barshay, Gaston and Heller. The Board of Directors has determined that Mr. Heller is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K and all of the members of the Committee meet the applicable independence standards for audit committee members in NASDAQ Listing Rule 5605(c)(2)(A).

Compensation Committee

The function of the Compensation Committee is to assist the Board of Directors by (i) considering and determining all matters relating to the compensation of the Company's Co-Chairmen, Chief Executive Officer and other executive officers (as defined in Rule 3b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), and such other key executives as the Committee shall determine; (ii) administering and functioning as the Committee that is authorized to make grants and awards of equity compensation to executive officers and such other key executives as the Committee shall determine under the Company's equity compensation plans; and (iii) reviewing and reporting to the Board on such other matters as may be appropriately delegated by the Board for the Committee's consideration. The Committee has the authority to engage consultants and other advisors.

The Compensation Committee held nine meetings during fiscal 2010. The members of the Committee during fiscal 2010 were Messrs. Adler and Eppler and Ms. Morrison. In addition to meeting the NASDAQ independence requirements, these members are "non-employee directors" for applicable SEC rules and are "outside directors" for purposes of applicable tax law.

Nominating and Corporate Governance Committee

The function of the Nominating and Corporate Governance Committee is to assist the Board of Directors by (i) reviewing and recommending changes in certain policies regarding the nomination of directors to the Board for its approval; (ii) identifying individuals qualified to become directors; (iii) evaluating and recommending for the Board's selection nominees to fill positions on the Board; and (iv) recommending changes in the Company's corporate governance policies to the Board for its approval. The Committee also oversees Board and management succession planning. The Committee's policy is to identify potential nominees based on properly submitted suggestions from any source and has established procedures to do so. In addition, the Board may determine that it requires a director with a particular expertise or qualification and will actively recruit such a candidate. The Nominating and Corporate Governance Committee also has the authority to retain third party search firms to evaluate or assist in identifying or evaluating potential nominees. Shareholders wishing to propose a director candidate for nomination must provide timely notice of such nomination in accordance with the Company's By-laws. The Nominating and Corporate Governance Committee held one meeting during fiscal 2010. The members of the Committee during fiscal 2010 were Messrs. Barshay and Eppler and Ms. Morrison.

Certain Relationships and Related Transactions

The Company's Audit Committee, among other things, reviews and approves, on an annual basis and as otherwise appropriate, any proposed related party transactions. The members of the Committee also consult with the Company's independent auditors to ensure that the Committee considers all transactions which the auditors advise may involve transactions with related persons. The Committee's determinations with respect to all related party transactions are recorded in the minutes of the Committee, and the Audit Committee's responsibility to review and approve related party transactions is set forth in the Committee's charter.

Committee Charters; Additional Information; Risk Management

A complete copy of the charter of each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, as well as the Company's policies on director attendance at the Annual Meeting and how shareholders can communicate with the Board of Directors, are available on the Company's website at www.bedbathandbeyond.com.

Management regularly reports to the Board of Directors with respect to compliance and risk management matters through a formal risk management process and committee. The committee, which consists of a number of key executives, meets with executives of each business unit to identify and assess the significant risks in each such unit's areas of responsibility, then analyzes what risk mitigation efforts are or should be in place to eliminate or minimize such risks to acceptable levels.

RATIFICATION OF APPOINTMENT OF AUDITORS (PROPOSAL 2)

Who has been appointed as the Auditors?

The Audit Committee has appointed KPMG LLP to serve as our independent auditors for fiscal 2011, subject to ratification by our shareholders. Representatives of KPMG LLP will be present at the Annual Meeting to answer questions. They will also have the opportunity to make a statement if they desire to do so. If the proposal to ratify their appointment is not approved, other certified public accountants will be considered by the Audit Committee. Even if the proposal is approved, the Audit Committee, in its discretion, may direct the appointment of new independent auditors at any time during the year if it believes that such a change would be in the best interest of the Company and its shareholders.

What were the fees incurred by the Company for professional services rendered by KPMG LLP?

The fees incurred by the Company for professional services rendered by KPMG LLP for fiscal 2010 and the fiscal year ended February 27, 2010 ("fiscal 2009") were as follows:

	2010	2009
Audit Fees	$ 1,130,000	$ 1,139,000
Audit-Related Fees	2,000	16,000
Tax Fees	88,000	224,000
All Other Fees	3,000	—
	$ 1,223,000	$ 1,379,000

In fiscal 2010 and fiscal 2009, in accordance with the SEC's definitions and rules, "audit fees" included fees associated with the annual audit of the Company's financial statements, the assessment of the Company's internal control over financial reporting as integrated with the annual audit of the Company's financial statements and the quarterly reviews of the financial statements included in its Form 10-Q filings. In fiscal 2010, "audit related fees" included fees associated with the implementation of XBRL reporting requirements. In fiscal 2009, "audit-related fees" included fees associated with the Company's response to an SEC comment letter and the implementation of XBRL reporting requirements. In fiscal 2010 and fiscal 2009, "tax fees" included fees associated with tax planning, tax compliance (including review of tax returns) and tax advice (including tax audit assistance). In fiscal 2010, "all other fees" consisted of a subscription fee to a KPMG sponsored research tool. There were no "all other fees" in fiscal 2009. The Audit Committee has concluded that the provision of the foregoing services is compatible with maintaining KPMG LLP's independence.

In accordance with the Audit Committee charter, the Audit Committee must pre-approve all audit and non-audit services provided to the Company by its outside auditor. To the extent permitted by applicable laws, regulations and NASDAQ rules, the Committee may delegate pre-approval of audit and non-audit services to one or more members of the Committee. Such member(s) must then report to the full Committee at its next scheduled meeting if such member(s) pre-approved any audit or non-audit services.

In fiscal 2010 and fiscal 2009, all (100%) audit and non-audit services were pre-approved in accordance with the Audit Committee charter.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS INDEPENDENT AUDITORS FOR FISCAL 2011.

AUDIT COMMITTEE REPORT

The Board of Directors has determined that the membership of the Audit Committee meets the SEC and NASDAQ independence and experience requirements. The Board of Directors has also determined that Mr. Heller qualifies as an "audit committee financial expert."

The Audit Committee discussed the auditors' review of quarterly financial information with the auditors prior to the release of that information and the filing of the Company's quarterly reports with the SEC; the Audit Committee also met and held discussions with management and the independent auditors with respect to the audited year end financial statements. Further, the Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 114, as amended (Communication With Audit Committees), received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and discussed with the auditors the auditors' independence. The Committee also discussed with the auditors and the Company's financial management matters related to the Company's internal control over financial reporting. Based on these discussions and the written disclosures received from the independent auditors, the Committee recommended that the Board of Directors include the audited financial statements in the Company's Annual Report on Form 10-K for the year ended February 26, 2011, filed with the SEC on April 26, 2011.

This audit committee report is not deemed filed under the Securities Act of 1933 or the Securities Exchange Act of 1934 and is not incorporated by reference into any filings that the Company may make with the SEC.

AUDIT COMMITTEE

Stanley F. Barshay

Patrick R. Gaston

Jordan Heller

EXECUTIVE OFFICERS

Set forth below is information concerning our executive officers as of May 6, 2011.

Name	Age	Position
Warren Eisenberg	80	Co-Chairman and Director
Leonard Feinstein	74	Co-Chairman and Director
Steven H. Temares	52	Chief Executive Officer and Director
Arthur Stark	56	President and Chief Merchandising Officer
Eugene A. Castagna	45	Chief Financial Officer and Treasurer
Matthew Fiorilli	54	Senior Vice President – Stores

The biographies for Messrs. Eisenberg, Feinstein and Temares are set forth above under Election of Directors (Proposal 1). Biographies for our other executive officers are as follows:

Arthur Stark has been President and Chief Merchandising Officer since 2006. Mr. Stark has served as Chief Merchandising Officer since 1999 and was a Senior Vice President from 1999 to 2006. Mr. Stark joined the Company in 1977.

Eugene A. Castagna has been Chief Financial Officer and Treasurer since 2006. Mr. Castagna served as Assistant Treasurer from 2002 to 2006 and as Vice President - Finance from 2000 to 2006. Mr. Castagna is a certified public accountant and joined the Company in 1994.

Matthew Fiorilli has been Senior Vice President – Stores since 1999. Mr. Fiorilli joined the Company in 1973.

Mr. Temares, Mr. Stark, Mr. Castagna and Mr. Fiorilli, together with the following officers who are not considered to be executive officers under the Exchange Act, comprise the Company's Operating Team: Scott Hames, Vice President – Marketing and Analytics, Richard McMahon, Chief Strategy Officer and Vice President – Corporate Operations, Allan N. Rauch, Vice President – Legal and General Counsel, and G. William Waltzinger, Jr., Vice President – Bed Bath & Beyond Inc. – Corporate Development and President – Harmon Stores, Inc.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following is a discussion and analysis of our compensation programs as they apply to the Company's principal executive officer, principal financial officer and the three most highly compensated executive officers of the Company other than its principal executive officer and principal financial officer for fiscal 2010, fiscal 2009 and fiscal 2008 ("named executive officers") whose compensation information is presented in the Summary Compensation Table following this discussion and analysis.

Overview of Executive Compensation

As described below, the Company has experienced strong growth and financial stability in the 40 years of its existence and, in particular, in the 19 years since it became a public company. The Company believes that a key factor in this performance has been the stability of its executive team. Including Warren Eisenberg and Leonard Feinstein, the Company's Co-Chairmen and Co-Founders, each of whom has served the Company's business for 40 years, the Company's executive officers have an average tenure with the Company of over 30 years. The Company's policy is to seek, at all levels, to promote from within. Thus, the Company has been managed by a cohesive group of executives who have worked together for many years.

The Compensation Committee's principal objective is to develop and implement compensation policies to retain this successful executive group, while at the same time aligning the executives' compensation with the Company's performance and enhancements to shareholder value. The cash compensation levels for our named executive officers (our Co-Chairmen, Chief Executive Officer, President and Chief Financial Officer) and the other executives whose compensation is determined by the Compensation Committee are within or below market range principally because the sole cash compensation is salary; the Company has no bonus program for these executives. The Compensation Committee places greater emphasis on equity compensation, consisting of stock options and restricted stock. Further, the Company's equity compensation programs include substantial time vesting provisions which provide greater incentives for the executives to remain with the Company and to focus on the Company's performance over an extended period.

Since the initial public offering of its common stock in 1992 through the end of fiscal 2010, the Company has experienced an average annual growth in revenues of 22.8%, net income of 24.2% and net earnings per diluted share of 24.4%. As a result of this growth, the Company was added to the NASDAQ-100 Index in the fourth quarter of fiscal 1996 and the S&P 500 Index in the third quarter of fiscal 1999. The Company is listed as the 304th largest company in the United States as measured by revenue on the 2011 Fortune 500 annual ranking of America's largest corporations. Since the initial public offering of its common stock in 1992 through the end of fiscal 2010, the Company's stock price has increased at an average annual rate of 23.6%.

For fiscal 2009, the Company reported net earnings of $2.30 per diluted share ($600.0 million), an increase of approximately 40% as compared with net earnings of $1.64 per diluted share ($425.1 million) for fiscal 2008. In addition, for fiscal 2010, the Company reported net earnings of $3.07 per diluted share ($791.3 million), an increase of approximately 33% as compared with fiscal 2009.

Based on the recommendations and data from James F. Reda & Associates LLC ("JFR"), the independent compensation consultant retained by the Compensation Committee, and other factors, and in light of the Company's strong financial results for fiscal 2009, the Compensation Committee determined that the named executive officers of the Company should receive the total compensation packages for fiscal 2010, as further described below.

Compensation Philosophy and Objectives

The Compensation Committee has developed and implemented compensation policies, plans and programs to provide competitive compensation opportunities to the executives whose compensation is determined by the Compensation Committee. The Compensation Committee considers the total compensation package (earned or potentially available, including benefits) in establishing each element of compensation.

The policies, plans and programs are designed to meet the following objectives:

- Retain the executives who are part of the Company's executive team and attract highly qualified executives when new executives are required
- Be competitive with other major U.S. peer retail companies
- Reward corporate and individual performance
- Align the interests of executives and shareholders
- Promote the balance of annual and long-term results

The Company believes that its compensation policies, plans and programs have no material adverse effect on the Company's enterprise risk.

Role of the Compensation Committee

The Compensation Committee provides overall guidance for the Company's executive compensation policies and determines the amounts and elements of compensation for its named executive officers as well as for certain other key executives. No executive is present during voting or deliberations with respect to matters relating to such executive's compensation. The Compensation Committee charter, which describes the Compensation Committee's function, responsibilities and duties, is available on our website at www.bedbathandbeyond.com under the Investor Relations section.

The Compensation Committee consists of three members of our Board of Directors, all of whom are "independent" as defined by the NASDAQ listing standards and the applicable tax and securities rules and regulations. The Compensation Committee members are Ms. Morrison and Messrs. Adler and Eppler. The Compensation Committee meets on a regular basis for various reasons as outlined in its charter.

Use of Outside Advisors

In making its determinations with respect to executive compensation, the Compensation Committee has periodically engaged the services of compensation consultants. The Compensation Committee has the authority to retain, terminate and set the terms of the Company's relationship with any consultants and any other outside advisors who assist the Compensation Committee in carrying out its responsibilities. In connection with making its determinations regarding compensation for our named executive officers and certain other key executives for fiscal 2008, the Compensation Committee conducted a search for an independent compensation consultant and retained JFR to conduct a compensation review for the named executive officers and certain other executives. JFR had not previously worked with the Company in any capacity and has not served the Company in any capacity, except as consultants to the Compensation Committee. The Compensation Committee has continued to retain JFR for fiscal 2009, 2010 and 2011. The Compensation Committee also receives advice and assistance from the law firm of Chadbourne & Parke LLP, which has acted as counsel only to the Company's independent directors and its Board committees.

Methodology

Under the direction of the Compensation Committee, the compensation review in each year included a peer group competitive market review and total compensation recommendations by JFR.

The methodology used by JFR included reviewing available data based on the Company's industry, revenue size and financial performance, as well as data from companies from various industries with a chairman among its named executive officers who is also a founder in light of the fact that the Company's Co-Chairmen are its Co-Founders. The peer group developed by JFR, upon which it based its recommendations, consists of 18 companies that are the Company's direct competitors, retailing companies of similar size or retailing companies with founders/chairmen positions. This peer group consists of the following companies:

Barnes & Noble, Inc.	Pier 1 Imports, Inc.
The Bon-Ton Stores, Inc.	Retail Ventures, Inc.
Dillard's, Inc.	Ross Stores, Inc.
Family Dollar Stores, Inc.	Saks Incorporated
Jones Apparel Group, Inc.	Starbucks Corporation
Kohl's Corporation	Stein Mart, Inc.
Macy's, Inc.	Target Corporation
Nordstrom, Inc.	The TJX Companies, Inc.
J.C. Penney Company, Inc.	Williams-Sonoma, Inc.

The peer group analyses prepared by JFR used public company proxy statements, third party industry compensation surveys and other publicly available information.

The Compensation Committee solicits input from the Co-Chairmen when considering decisions concerning the compensation of the Chief Executive Officer, and solicits input from the Co-Chairmen and the Chief Executive Officer when considering decisions concerning the compensation of the other named executive officers and any other executive whose compensation the Compensation Committee determines. In connection with its determinations, in fiscal 2008, 2009, 2010 and 2011, the Compensation Committee consulted with the Co-Chairmen, who are the Co-Founders of the Company and who have been continuously involved in the affairs of the Company since its organization in 1971, with respect to the recommendations of JFR regarding the compensation package of the Chief Executive Officer. The Compensation Committee also received and reviewed the recommendations of the Co-Chairmen and Chief Executive Officer regarding the salary and equity compensation awards for the other named executive officers and certain other executives for fiscal 2008, 2009, 2010 and 2011. The compensation approved by the Compensation Committee for each of Messrs. Eisenberg, Feinstein and Temares for fiscal 2008, 2009, 2010 and 2011 was determined by the Compensation Committee taking into account recommendations of and certain data received from JFR and, in the case of Mr. Temares, the recommendations of the Co-Chairmen. The compensation approved by the Compensation Committee for the named executive officers, other than the Co-Chairmen and Mr. Temares, for fiscal 2008, 2009, 2010 and 2011 was determined by the Compensation Committee, taking into account the recommendations of the Co-Chairmen, Chief Executive Officer and JFR and certain data the Compensation Committee requested from JFR.

In making its determinations for fiscal 2010, the Compensation Committee engaged JFR to conduct a compensation review for all executive officers, including the named executive officers and for certain other executives. Under the direction of the Compensation Committee, JFR performed a compensation study that relied on the compensation analysis conducted in 2009, and included additional market data from surveys and proxies. Their approach involved determining the median and 75th percentile market compensation by position. JFR advised that in all cases the increased total direct (cash and non-cash) compensation for the named executive officers was below the 75th percentile of the peer group in calculations that also compared total compensation against such group's latest reported fiscal year compensation. Since the compensation for all of the Company's named executive officers for fiscal 2009 remained the same as the compensation for those executives for fiscal 2008 and since the Company achieved strong financial results in fiscal 2009, the Compensation Committee determined, early in fiscal 2010, that all of the executive officers of the Company, other than the Co-Chairmen, should receive increases in base salaries effective in May 2010.

Elements of Compensation

The Company seeks to provide total compensation packages to its associates, including its named executive officers, which implement its compensation philosophy. The components of the Company's compensation programs are base salary, equity compensation (consisting of stock options and restricted stock awards), retirement and other benefits (consisting of health plans, a limited 401(k) plan match and a nonqualified deferred compensation plan) and perquisites. The Company places greater emphasis in the compensation packages for named executive officers on equity incentive compensation rather than cash compensation in order to align compensation more closely with performance results and the creation of shareholder value. The Company does not have a cash bonus program for executive officers.

Base Salary

The Company pays base salaries to provide our named executive officers with current, regular compensation that is appropriate for their position, experience and responsibilities. Changes in base salary, if any, are effective in May of each fiscal year. The Company believes that cash compensation levels for our named executive officers are within or below market range as the Company places greater emphasis on equity compensation.

Equity Compensation

The Company's overall approach to equity compensation is to make equity awards comprised of a combination of stock options and restricted stock to all executive officers, including the named executive officers, and a small number of other executives. These grants are made on May 10 of each year (or the following trading day should such date fall on a weekend or holiday). The vesting provisions relating to equity compensation have been and continue to be determined with the principal purpose of retaining the Company's executives and key associates. The Company believes its equity compensation policies have been highly successful in the long term retention of its executives and key associates, including its named executive officers.

Consistent with the Company's historic practice, the stock options vest over time, subject, in general, to the named executive officers remaining in the Company's employ on specified vesting dates. Vesting of the restricted stock awarded to these named executive officers is dependent on (i) the Company's achievement of a performance-based test for the fiscal year in which the grant is made, and (ii) assuming achievement of the performance-based test, time vesting, subject, in general, to the executive remaining in the Company's employ on the specified vesting dates.

The performance-based test requires that the Company's net income in the fiscal year exceed the Company's net income in the prior fiscal year or that the Company's net income as a percentage of sales place it in the top half of the companies in the S&P 500 Retailing Index with respect to such measurement. Net income is adjusted for such purpose to reflect (i) mergers, acquisitions, consolidations or dispositions, (ii) changes in accounting methods, and (iii) extraordinary items, as defined in Accounting Standards Codification Topic No. 225, "Income Statement", or stock repurchase or dividend activity. The Company believes that this performance-based test meets the standard for performance-based compensation under Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Code"), so that the restricted stock awards will be deductible compensation for certain executives if their annual compensation exceeds $1 million. The Compensation Committee believes that this test is an appropriate measure of performance for companies in the retail industry and, specifically, for companies in the Company's sector. In addition, even if the performance-based test is met, the executive must remain in the Company's employ for an extended period in order to earn the restricted stock, further aligning the executive's interest with the long-term interests of the Company.

For each of fiscal 2010 and fiscal 2009, the performance-based test was satisfied in that the Company's net income exceeded the Company's net income for the prior fiscal year.

All executives (other than named executive officers and other key executives whose compensation is determined by the Compensation Committee) and associates awarded incentive compensation receive grants consisting solely of restricted stock. Vesting of restricted stock awarded to these associates is based solely on time-vesting with no performance-based test.

Prior to fiscal 2008, stock option awards were made by the Compensation Committee based on the number of shares covered by the options. Beginning in fiscal 2008, based on advice from JFR, stock option awards have been made in dollars (with the number of shares covered by the options determined by dividing the dollar amount of the grant by the Stock Option Fair Value, as described below). The Compensation Committee believes that making stock option awards in dollar amounts rather than share amounts is an increasingly prevalent practice and is advisable because making stock option awards in dollar amounts allows the Compensation Committee to align stock option awards with the value of the option grants. Making stock option awards in dollars also enables the Compensation Committee to more readily evaluate appropriate aggregate compensation amounts and percentage increases or decreases for executives, in comparison to making stock option awards in share amounts (the value of which varies depending on the trading price of the Company's stock and other factors).

In making the awards, the Compensation Committee considered the fair value of these options on the date of grant determined in accordance with Accounting Standards Codification Topic No. 718, "Compensation – Stock Compensation" (the "Stock Option Fair Value").

All awards of restricted stock and stock options are made under the Company's 2004 Incentive Compensation Plan, approved by the Company's shareholders (the performance goals under such plan having been re-approved in 2009), which is the only equity incentive plan under which the Company can currently make awards of equity compensation.

Senior Executive Compensation

In addition to considering the Company's compensation policies generally, the Compensation Committee reviews executive compensation and concentrates on the compensation packages for the Company's senior executive officers, namely, the Co-Chairmen (Warren Eisenberg and Leonard Feinstein, who are the Company's Co-Founders) and the Chief Executive Officer (Steven H. Temares), believing that these three named executive officers are the most important and influential in determining the continued success of the Company. The Company has enjoyed considerable success in the 19 years it has been a public company, and in both fiscal 2009 and fiscal 2010 achieved strong financial results.

In 2010, the employment agreements for the Co-Chairmen were amended to extend their terms until June 30, 2013. At that time, the employment agreements for the Co-Chairmen were amended to eliminate the entitlement to receive excise tax gross-up payments due to change in control payments that would trigger an excise tax pursuant to Sections 280G and 4999 of the Code. Instead, the employment agreements were amended to provide that the change in control payments and benefits payable to each of the Co-Chairmen will be reduced if the reduction would result in a greater amount payable to each of the Co-Chairmen after taking into account the excise tax under Section 4999 of the Code. In connection with these amendments, the Company agreed that in the event of a change in control of the Company, the Company will fund a "rabbi trust" to hold an amount equal to the value of the payments and certain benefits payable to each of the Co-Chairmen upon his termination of employment with the Company.

For fiscal 2010, the base salaries for the Co-Chairmen remained at $1,100,000, the same as they were for the prior four fiscal years. For fiscal 2010, the base salary for Mr. Temares increased by $1,000,000 to $2,500,000. The Compensation Committee determined that Mr. Temares' base salary increase was warranted based on the Company's strong financial performance and Mr. Temares' strong individual performance. According to the analysis prepared by JFR, Mr. Temares' increased base salary for fiscal 2010 was below the median of the cash compensation of the 18-company peer group.

For fiscal 2010, the base salaries for each of Mr. Stark and Mr. Castagna increased by $200,000. The Compensation Committee determined that these increases were warranted based on the Company's growth and strong financial results in 2009.

For fiscal 2010, while authorizing increases in base salaries for all of the named executive officers other than the Co-Chairmen, the Compensation Committee determined that there would be no increase in aggregate equity compensation for the top three named executive officers, but that there would be a reallocation of equity compensation among such officers such that the total equity compensation of the Chief Executive Officer was increased in an amount equal to a reduction in total equity compensation of the Co-Chairmen.

The aggregate equity awards to Mr. Temares for fiscal 2010 increased from fiscal 2009 by $2,000,000 to $9,000,000, with the increase comprised of $1,000,000 in stock options and $1,000,000 in performance-based restricted stock. Of the total of $9,000,000 of equity awards to Mr. Temares for fiscal 2010, $4,500,000 consisted of performance-based restricted stock (based on the market value of the Company's common stock on the date of grant) and $4,500,000 consisted of stock options (based on the Stock Option Fair Value). The equity awards to Messrs. Eisenberg and Feinstein for fiscal 2010 decreased from fiscal 2009 by an aggregate of $2,000,000 from $3,000,000 to $2,000,000 for each such executive, comprised of $1,500,000 of performance-based restricted stock and $500,000 of stock options (valued on the same basis as Mr. Temares' awards).

The aggregate equity awards to each of Mr. Stark and Mr. Castagna for fiscal 2010 increased from 2009 by $207,322, comprised of a decrease in stock options of $42,678 and an increase in performance-based restricted stock of $250,000.

In the view of the Compensation Committee, the base salary, stock option grants, and performance-based restricted stock awards constitute compensation packages for the Chief Executive Officer and for the Co-Chairmen, as well as the other named executive officers, which are appropriate for a company with the revenues and earnings of the Company. The stock options granted to the Chief Executive Officer vest in five equal annual installments, while the stock options awarded to the Co-Chairmen vest in three equal annual installments, in each case commencing on the first anniversary of the grant date and based on continued service to the Company. The restricted stock awards to each such executive are conditioned on the performance-based test described above with time vesting in five equal annual installments, in each case commencing on the first anniversary of the grant date and based on continued service to the Company.

For further discussion related to equity grants to the named executive officers, see "Potential Payments Upon Termination or Change in Control" below.

Fiscal 2011 Compensation Developments

In early fiscal 2011, the Compensation Committee continued its engagement of JFR to conduct a compensation review for all executive officers, including the named executive officers and for certain other executives. This review consisted of a peer group competitive market review using the same 18-company peer group data used for the prior year's review. JFR advised that an overall 15% increase in compensation for the Chief Executive Officer would result in his aggregate compensation package falling in the 81st percentile relative to chief executive officer compensation packages of peer group companies. In light of the Company's continued strong financial results for fiscal 2010, particularly in light of the Company's ranking first among its peer group companies based upon net income as a percentage of sales, the Compensation Committee determined, early in fiscal 2011, that all of the executive officers of the Company, other than the Co-Chairmen, should receive increases in their total compensation packages for fiscal 2011. The Compensation Committee determined that the total compensation of the Chief Executive Officer should increase 15%, and the total compensation of the Co-Chairmen should remain unchanged.

For fiscal 2011, the base salaries for the Co-Chairmen will remain at $1,100,000. For fiscal 2011, the base salary for Mr. Temares will increase by $500,000 to $3,000,000. According to the analysis prepared by JFR, Mr. Temares' increased base salary for fiscal 2011 was below the median of the cash compensation of the 18-company peer group.

The aggregate equity awards to Mr. Temares for fiscal 2011 increased from fiscal 2010 by $1,225,000 to $10,225,000, with the increase comprised of $500,000 in stock options and $725,000 in performance-based restricted stock. Of the total of $10,225,000 of equity awards to Mr. Temares for fiscal 2011, $5,225,000 consists of performance-based restricted stock (based on the market value of the Company's common stock on the date of grant) and $5,000,000 consists of stock options (based on the Stock Option Fair Value). The equity awards to Messrs. Eisenberg and Feinstein for fiscal 2011 remained unchanged from fiscal 2010 at $2,000,000 for each such executive, comprised of $1,500,000 of performance-based restricted stock and $500,000 of stock options (valued on the same basis as Mr. Temares' awards).

In addition to the foregoing with respect to Messrs. Eisenberg, Feinstein and Temares, the Compensation Committee has determined that there be an increase for fiscal 2011 in the base salaries and the total dollar value of equity awards for the other named executive officers, Mr. Stark and Mr. Castagna, as well as for the other executives whose compensation is determined by the Compensation Committee.

Other Benefits

The Company provides the named executive officers with the same benefits offered to all other associates. The cost of these benefits constitutes a small percentage of each named executive officer's total compensation. Key benefits include paid vacation, premiums paid for long-term disability insurance, a matching contribution to the named executive officer's 401(k) plan account, and the payment of a portion of the named executive officer's premiums for healthcare and basic life insurance.

In August of 2010, the Compensation Committee determined to pay Mr. Stark $185,916 in connection with the resolution of certain state tax withholding issues, including professional fees incurred in connection with the resolution of these issues, for the years 2004-2006.

The Company has a nonqualified deferred compensation plan for the benefit of certain highly compensated associates, including the named executive officers. The plan provides that a certain percentage of an associate's contributions may be matched by the Company, subject to certain limitations. This matching contribution will vest over a specified period of time. See the "Nonqualified Deferred Compensation Table" below.

The Company provides the named executive officers with certain perquisites including tax preparation services and car service, in the case of Messrs. Eisenberg and Feinstein, and a car allowance, in the case of all named executive officers. The Compensation Committee believes all such perquisites are reasonable and consistent with its overall objective of attracting and retaining our named executive officers.

See the "All Other Compensation" column in the Summary Compensation Table for further information regarding these benefits and perquisites, and "Potential Payments Upon Termination or Change in Control" below for information regarding termination and change in control payments and benefits.

Impact of Accounting and Tax Considerations

The Compensation Committee considers the accounting cost associated with equity compensation and the impact of Section 162(m) of the Code, which generally prohibits any publicly held corporation from taking a federal income tax deduction for compensation paid in excess of $1 million in any taxable year to certain executives, subject to certain exceptions for performance-based compensation. Stock options and performance-based compensation granted to our named executive officers are intended to satisfy the performance-based exception and be deductible. Base salary amounts in excess of $1 million are not deductible by the Company.

Policy on the Recovery of Incentive Compensation

In fiscal 2009, the Board adopted a policy as part of the Company's corporate governance guidelines on the recovery of incentive compensation, commonly referred to as a "clawback policy," applicable to the Company's named executive officers (as defined under Item 402(a)(3) of Regulation S-K). The Compensation Committee is monitoring the issuance of regulations under the Dodd-Frank Wall Street Reform and Consumer Protection Act relating to incentive compensation recoupment and will amend its policy to the extent necessary to comply with such Act.

Conclusion

After careful review and analysis, the Company believes that each element of compensation and the total compensation provided to each of its named executive officers is reasonable and appropriate. The value of the compensation payable to the named executive officers is significantly tied to the Company's performance and the return to its shareholders over time. The Company believes that its compensation programs will allow it to retain the executives who are part of the Company's executive team and attract highly qualified executives when new executives are required.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company's Board of Directors has submitted the following report for inclusion in this Proxy Statement:

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement. Based on the Compensation Committee's review of and the discussions with management with respect to the Compensation Discussion and Analysis, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Company's Annual Report on Form 10-K for fiscal 2010 for filing with the SEC.

The foregoing report is provided by the following directors, who constitute the Compensation Committee:

COMPENSATION COMMITTEE

Dean S. Adler

Klaus Eppler

Victoria A. Morrison

SUMMARY COMPENSATION TABLE FOR FISCAL 2010, FISCAL 2009 AND FISCAL 2008

The following table sets forth information concerning the compensation of the Company's named executive officers.

Name and Principal Position	Fiscal Year	Salary[1] ($)	Stock Awards[2][3] ($)	Option Awards[2] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Warren Eisenberg [4][5]	2010	1,100,000	1,500,007	500,008	0	80,072	3,180,087
Co-Chairman	2009	1,100,000	2,000,013	1,000,007	0	73,518	4,173,538
	2008	1,100,000	2,000,008	1,000,000	0	78,645	4,178,653
Leonard Feinstein [6][7]	2010	1,100,000	1,500,007	500,008	0	146,326	3,246,341
Co-Chairman	2009	1,100,000	2,000,013	1,000,007	0	138,476	4,238,496
	2008	1,100,000	2,000,008	1,000,000	0	140,309	4,240,317
Steven H. Temares [8][9][10]	2010	2,288,462	4,500,022	4,500,007	4,179,870	15,052	15,483,413
Chief Executive Officer	2009	1,500,000	3,500,002	3,500,008	175,889	21,129	8,697,028
	2008	1,468,269	2,400,003	4,600,000	99,932	21,104	8,589,308
Arthur Stark [11][12]	2010	1,212,692	1,250,006	547,322	0	196,713	3,206,733
President and	2009	1,055,000	1,000,021	590,011	0	17,182	2,662,214
Chief Merchandising Officer	2008	1,032,788	1,000,004	589,997	0	10,387	2,633,176
Eugene A. Castagna [13][14]	2010	997,692	1,000,005	547,322	0	18,355	2,563,374
Chief Financial Officer	2009	840,000	750,008	590,011	0	14,151	2,194,170
and Treasurer	2008	822,319	749,995	589,997	0	13,468	2,175,779

(1) Except as otherwise described in this Summary Compensation Table, salaries to named executive officers were paid in cash in fiscal 2010, fiscal 2009 and fiscal 2008, and increases in salary, if any, were effective in May of the fiscal year.

(2) The value of stock awards and option awards represents their respective total fair value on the date of grant calculated in accordance with Accounting Standards Codification Topic No. 718, "Compensation — Stock Compensation" ("ASC 718"), without regard to the estimated forfeiture related to service-based vesting conditions. All assumptions made in the valuations are contained and described in footnote 12 to the Company's financial statements in the Company's Form 10-K for fiscal 2010. Stock awards and option awards are rounded up to the nearest whole share when converted from dollars to shares. The amounts shown in the table reflect the Company's accounting expense and do not necessarily reflect the actual value, if any, that may be realized by the named executive officers.

(3) The vesting of restricted stock awards depends on (i) the Company's achievement of a performance-based test for the fiscal year of the grant, and (ii) assuming the performance-based test is met, time vesting, subject in general to the executive remaining in the Company's employ on specific vesting dates. The performance-based tests for fiscal years 2010, 2009 and 2008 were met. The fair value of the performance-based stock awards are reported above at 100% of target, their maximum value assuming the highest level of performance.

(4) Salary for Mr. Eisenberg includes a deferral of $275,000, $42,308 and $222,115 for fiscal 2010, 2009 and 2008, respectively, pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan. Such amount for fiscal 2010 is also reported in the Nonqualified Deferred Compensation Table below.

(5) All Other Compensation for Mr. Eisenberg includes incremental costs to the Company for tax preparation services of $23,822, $23,312 and $21,688, car service of $28,140, $27,429 and $26,300 and car allowance of $20,760, $22,777 and $23,757, and an employer nonqualified deferred compensation plan matching contribution of $7,350, $0 and $6,900, for fiscal 2010, 2009 and 2008, respectively.

(6) Salary for Mr. Feinstein includes a deferral of $275,000, $42,308 and $222,115 for fiscal 2010, 2009 and 2008, respectively, pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan. Such amount for fiscal 2010 is also reported in the Nonqualified Deferred Compensation Table below.

(7) All Other Compensation for Mr. Feinstein includes incremental costs to the Company for tax preparation services of $23,822, $23,313 and $21,687, car service of $88,840, $86,229 and $82,731 and car allowance of $26,314, $28,934 and $28,991, and an employer nonqualified deferred compensation plan matching contribution of $7,350, $0 and $6,900, for fiscal 2010, 2009 and 2008, respectively.

(8) Salary for Mr. Temares includes a deferral of $26,000, $26,000 and $20,923 for fiscal 2010, 2009 and 2008, respectively, pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan. Such amount for fiscal 2010 is also reported in the Nonqualified Deferred Compensation Table below.

(9) The change in pension value for fiscal 2010 is the result of Mr. Temares' increase in base salary for fiscal 2010, discussed above, which followed a year (fiscal 2009) in which he received no salary increase. As a consequence, the actuarial present value of the benefits payable under the supplemental executive retirement benefit agreement with Mr. Temares, which is discussed more fully below, increased from fiscal 2009 to fiscal 2010 as indicated. There was no cash payment as a result of this increase. See also "Potential Payments Upon Termination or Change in Control—Messrs. Temares, Castagna and Stark" below.

(10) All Other Compensation for Mr. Temares includes incremental costs to the Company for car allowance of $7,703, $13,779 and $14,209 and employer 401(k) plan and nonqualified deferred compensation plan matching contributions of $7,349, $7,350 and $6,895, for fiscal 2010, 2009 and 2008, respectively.

(11) Salary for Mr. Stark includes a deferral of $10,000, $10,000 and $219,159 for fiscal 2010, 2009 and 2008, respectively, pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan. Such amount for fiscal 2010 is also reported in the Nonqualified Deferred Compensation Table below.

(12) All Other Compensation for Mr. Stark includes incremental costs to the Company for car allowance of $3,450, $9,832 and $3,487 and employer 401(k) plan and nonqualified deferred compensation plan matching contributions of $7,347, $7,350 and $6,900, for fiscal 2010, 2009 and 2008, respectively. Additionally, during fiscal 2010, the Compensation Committee determined to pay Mr. Stark $185,916 in connection with the resolution of certain state tax withholding issues, including professional fees incurred in connection with the resolution of these issues, for the years 2004-2006.

(13) Salary for Mr. Castagna includes a deferral of $111,346, $78,185 and $67,054 for fiscal 2010, 2009 and 2008, respectively, pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan. Such amount for fiscal 2010 is also reported in the Nonqualified Deferred Compensation Table below.

(14) All Other Compensation for Mr. Castagna includes incremental costs to the Company for car allowance of $11,006, $6,801 and $6,570 and employer 401(k) plan and nonqualified deferred compensation plan matching contributions of $7,349, $7,350 and $6,898, for fiscal 2010, 2009 and 2008, respectively.

Employment Agreements

Messrs. Eisenberg and Feinstein

Messrs. Eisenberg and Feinstein have employment agreements with the Company which were amended as of August 13, 2010 to, among other things, extend their employment terms until June 30, 2013, or as further extended by mutual agreement. These agreements provide for salaries at the rate of $800,000 per year which may be increased from time to time by the Company. The current annual salary for each of Messrs. Eisenberg and Feinstein is $1,100,000. Under these agreements, each of Messrs. Eisenberg and Feinstein may at any time elect senior status (i.e., to be continued to be employed to provide non-line executive consultative services) at an annual salary of the greater of $400,000 (increased for cost of living adjustments) or 50% of his average salary over the three-year period prior to such election for a period (the "Senior Status Period") of up to ten years from the date of such election. During the Senior Status Period, the executive must provide services at a level of at least 25% of the average level of services the executive performed for the prior 36 month period. During the Senior Status Period, the Company is required to provide to the executive an office at a location specified by the executive, a secretary, car service and car allowance, all on a basis comparable to that which is currently provided to the executive. The agreements contain non-competition, non-solicitation and confidentiality provisions. These provisions generally apply through the term of employment, including the Senior Status Period and any other time when salary payments are required to be made under the agreements. The agreements provide, in addition, for some of Messrs. Eisenberg's and Feinstein's employee benefits to continue during their active employment, their Senior Status Period and during the period of supplemental pension payments. For a complete description of payments due to Messrs. Eisenberg and Feinstein upon termination of their employment with the Company, see "Potential Payments Upon Termination or Change in Control" below.

Messrs. Temares, Stark and Castagna

Messrs. Temares, Stark and Castagna have employment agreements with the Company which provide for severance pay and other benefits upon a termination of their employment. For a complete description of payments due to Messrs. Temares, Stark and Castagna upon termination of their employment with the Company, see "Potential Payments Upon Termination or Change in Control" below. These agreements also provide for non-competition and non-solicitation of the Company's employees during the term of employment and for one year thereafter (two years in the case of Mr. Castagna), and confidentiality during the term of employment and surviving the end of the term of employment.

Potential Payments Upon Termination or Change in Control

The named executive officers' employment agreements and certain of the plans in which the executives participate require the Company to pay compensation to the executives if their employment terminates.

The estimated amount of compensation payable to the named executive officers in each termination situation is listed in the table below. The table is presented using an assumed termination date and an assumed change in control date of February 26, 2011, the last day of fiscal 2010 and a price per share of common stock of $47.85 (the "Per Share Closing Price"), the closing per share price as of February 25, 2011, the last business day of fiscal 2010. Descriptions of the agreements under which such payments would be made follow:

Messrs. Eisenberg and Feinstein

Pursuant to their employment agreements, following the Senior Status Period, Messrs. Eisenberg and Feinstein are each entitled to supplemental pension payments of $200,000 per year (as adjusted for a cost of living increase) until the death of the survivor of him and his current spouse. The agreements provide, in addition, for some of Messrs. Eisenberg's and Feinstein's employee benefits to continue during their Senior Status Period and during the period of supplemental pension payments or following a termination upon a change in control.

Under the agreements, if Messrs. Eisenberg and Feinstein are terminated without "cause" (as defined below) or if the executive is removed from or not reelected to any officer or director position prior to his Senior Status Period (or any officer position during his Senior Status Period), there is a material diminution in the executive's salary, benefits or perquisites or, prior to his Senior Status Period, there is a material diminution in the executive's duties or the Company's principal office or the executive's own office location as assigned to him by the Company is relocated and the executive elects to terminate his employment, the executive shall be paid through the end of the term of employment and the Senior Status Period. Following a change in control of the Company (as defined in the agreements), each of the executives may, at his option, upon 90 days' written notice, terminate employment and shall be paid an amount equal to three times salary then in effect, if the written notice is given before the Senior Status Period, or, if during the Senior Status Period, one half of Senior Status Salary for the number of years (including fractions), if any, remaining in the Senior Status Period, payable over such applicable period in accordance with normal payroll practices. The agreements were amended effective as of August 13, 2010 to provide that in the event any amounts paid or provided to the executive in connection with a change in control are determined to constitute "excess parachute payments" under Section 280G of the Code which would be subject to the excise tax imposed by Section 4999 of the Code, the payments and benefits due to the executive will be reduced if the reduction would result in a greater amount payable to the executive after taking into account the excise tax imposed by Section 4999 of the Code. The agreements also provide that upon a change in control of the Company, the Company will fund a "rabbi trust" for each of the executives to hold an amount equal to the value of the payments and certain benefits payable to each of the executives upon his termination of employment with the Company. In the event of termination of employment, the executives are under no obligation to seek other employment and there is no reduction in the amount payable to the executive on account of any compensation earned from any subsequent employment. In the event of termination due to death of either of the executives, the executive's estate or beneficiary shall be entitled to his salary for a period of one year following his death and payment of expenses incurred by executive and not yet reimbursed at the time of death. In the event of termination due to the inability to substantially perform his duties and responsibilities for a period of 180 consecutive days, the executive shall be entitled to his salary for a period of one year following the date of termination (less any amounts received under the Company's benefit plans as a result of such disability). To the extent that any payments under the employment agreements due following the termination of Messrs. Eisenberg and Feinstein are considered to be deferred compensation under Section 409A, such amounts will commence to be paid on the earlier of the six-month anniversary of termination of employment or the executive's death.

Either of the executives may be terminated for "cause" upon written notice of the Company's intention to terminate his employment for cause, such notice to state in detail the particular act or acts or failure or failures to act that constitute the grounds on which the proposed termination for cause is based. The executives shall have ten days after such notice is given to cure such conduct, to the extent a cure is possible. "Cause" means (i) the executive is convicted of a felony involving moral turpitude or (ii) the executive is guilty of willful gross neglect or willful gross misconduct in carrying out his duties under the agreement, resulting, in either case, in material economic harm to the Company, unless the executive believed in good faith that such act or non-act was in the best interests of the Company. In addition, pursuant to their respective restricted stock agreements, shares of restricted stock granted to Messrs. Eisenberg and Feinstein will vest upon death, disability, termination of employment without "cause" or constructive termination, and for restricted stock awards granted since fiscal 2009, vesting upon termination without "cause" or constructive termination will be subject to attainment of performance goals.

In substitution for a split dollar insurance benefit previously provided to such executives, in fiscal 2003, the Company entered into deferred compensation agreements with Messrs. Eisenberg and Feinstein under which the Company is obligated to pay Messrs. Eisenberg and Feinstein $2,125,000 and $2,080,000, respectively, in each case payable only on the last day of the first full fiscal year of the Company in which the total compensation of Mr. Eisenberg or Feinstein, as applicable, will not result in the loss of a deduction for such payment pursuant to applicable federal income tax law.

Messrs. Temares, Stark and Castagna

The agreements with Messrs. Temares and Stark provide for severance pay equal to three years' salary, and the agreement with Mr. Castagna provides for severance pay equal to one year's salary, if the Company terminates their employment other than for "cause" (including by reason of death or disability) and one year's severance pay if the executive voluntarily leaves the employ of the Company. Severance pay will be paid in accordance with normal payroll, however any amount due prior to the six months after termination of employment will be paid in a lump sum on the date following the six month anniversary of termination of employment. Any severance payable to these executives will be reduced by any monetary compensation earned by them as a result of their employment by another employer or otherwise. Cause is defined in the agreements as when the executive has: (i) acted in bad faith or with dishonesty; (ii) willfully failed to follow reasonable and lawful directions of the Company's Chief Executive Officer or the Board of Directors, as applicable, commensurate with his titles and duties; (iii) performed his duties with gross negligence; or (iv) been convicted of a felony. Upon a termination of employment by the Company for any reason other than for "cause," all unvested options will vest and become exercisable. In addition, pursuant to their respective restricted stock agreements, shares of restricted stock granted to Messrs. Temares, Stark and Castagna will vest upon death, disability or termination of employment without "cause," and for restricted stock awards granted since fiscal 2009, vesting upon termination without "cause" will be subject to attainment of performance goals. These agreements also provide for non-competition and non-solicitation during the term of employment and for one year thereafter (two years in the case of Mr. Castagna), and confidentiality during the term of employment and surviving the end of the term of employment.

On November 16, 2009, the Company entered into an amendment and restatement of the supplemental executive retirement benefit agreement, dated January 11, 2006, with Mr. Steven H. Temares, and a related escrow agreement, as described below. Under the supplemental executive retirement benefit agreement, if he remains employed by the Company through June 12, 2012 (the twentieth anniversary of his employment with the Company) or the earlier occurrence of a change of control of the Company (as defined in the agreement), he is entitled to receive a supplemental retirement benefit on his retirement or other separation from service from the Company. The retirement benefit will be payable in the form of a lump sum equal to the present value of an annual amount equal to 50% of Mr. Temares' annual base salary on the date of termination of employment if such annual amount were paid for a period of 10 years in accordance with the Company's normal payroll practices. In the event Mr. Temares is terminated without cause or his employment is terminated due to death or disability prior to June 12, 2012, he will also be eligible to receive the supplemental retirement benefit. Except in the case of Mr. Temares' death (in which case the supplemental retirement benefit will be immediately payable) and the agreement as to escrow, the supplemental retirement benefit will be paid on the first business day following the six month anniversary of Mr. Temares' termination and will be includible in his income for tax purposes at such time.

In the event Mr. Temares elects to retire or voluntarily terminates his employment with the Company after June 12, 2012, a portion of the supplemental retirement benefit, net of withholdings, will be deposited into an escrow account governed by a separate agreement. No portion of the supplemental retirement benefit will be deposited into the escrow account, however, in the event Mr. Temares dies, is terminated by the Company without cause (as such term is defined in his employment agreement), terminates due to disability, or terminates employment within 12 months following a change of control. In the event Mr. Temares elects to retire or voluntarily terminates his employment with the Company after June 12, 2012, 1/10 of the lump sum supplemental retirement benefit distribution (net of applicable withholding taxes) will be distributed to Mr. Temares; and 9/10 of the lump sum supplemental retirement benefit distribution (net of applicable withholding taxes) will be deposited into an escrow account to be distributed in nine equal annual installments on each of the following nine anniversaries of the deposit date, subject to acceleration in the case of Mr. Temares' death or a change of control of the Company. The entire escrow account will be distributed to Mr. Temares' beneficiary no later than 30 days following his death or to Mr. Temares no later than 30 days following a change of control of the Company. If Mr. Temares does not comply with the restrictive covenant not to compete with the Company (as described in his employment agreement, for the term of the escrow agreement) prior to the payment of the entire escrow amount, the Company will have the right to direct the escrow agent to pay the remaining escrow amount to the Company no later than 15 days after notice to the escrow agent and Mr. Temares will forfeit any and all rights to such remaining escrow amount. Mr. Temares has agreed that in the event any amount in escrow is forfeited, he will use commercially reasonable efforts to obtain a refund of applicable taxes and remit such refund to the Company and the Company has agreed to reimburse Mr. Temares, or to pay on his behalf, reasonable legal fees and expenses incurred in connection with such a refund request. Although the amended SERP provides that Mr. Temares will be protected from any impact resulting from the possible application of Section 409A to the terms of the SERP due to the complexities surrounding Section 409A, the Company believes that no such payment will be required.

Table and related footnotes follow on the next two pages.

	Cash Severance	Senior Status Salary Continuation [3]	Option Acceleration [4]	Restricted Stock Acceleration [4]
Warren Eisenberg [9]				
Termination Without Cause/ Constructive Termination [1] [2]	$ 2,577,372	$ 5,500,000	$ —	$ 7,750,982
Change in Control (No Termination)	$ —	$ —	$ —	$ —
Change in Control + Termination [1]	$ 2,577,372	$ 5,500,000	$ —	$ 7,750,982
Change in Control + Voluntary Termination [10]	$ 3,300,000	$ —	$ —	$ —
Leonard Feinstein [9]				
Termination Without Cause/ Constructive Termination [1] [2]	$ 2,577,372	$ 5,500,000	$ —	$ 7,750,982
Change in Control (No Termination)	$ —	$ —	$ —	$ —
Change in Control + Termination [1]	$ 2,577,372	$ 5,500,000	$ —	$ 7,750,982
Change in Control + Voluntary Termination[10]	$ 3,300,000	$ —	$ —	$ —
Steven H. Temares [11]				
Termination Without Cause[10]	$ 7,500,000	$ —	$ 9,599,772	$ 13,303,066
Voluntary Termination[12]	$ 2,500,000	$ —	$ —	$ —
Change in Control (No Termination)	$ —	$ —	$ —	$ —
Change in Control + Termination [10]	$ 7,500,000	$ —	$ 9,599,772	$ 13,303,066
Arthur Stark [13]				
Termination Without Cause[10]	$ 3,765,000	$ —	$ 2,075,548	$ 6,264,474
Voluntary Termination[12]	$ 1,255,000	$ —	$ —	$ —
Change in Control (No Termination)	$ —	$ —	$ —	$ —
Change in Control + Termination [10]	$ 3,765,000	$ —	$ 2,075,548	$ 6,264,474
Eugene A. Castagna [14]				
Termination Without Cause[12]	$ 1,040,000	$ —	$ 2,075,548	$ 4,869,025
Voluntary Termination[12]	$ 1,040,000	$ —	$ —	$ —
Change in Control (No Termination)	$ —	$ —	$ —	$ —
Change in Control + Termination[12]	$ 1,040,000	$ —	$ 2,075,548	$ 4,869,025

(1) Cash severance represents current salary continuation through June 30, 2013.

(2) In the event of a termination of employment due to death or disability, each of Messrs. Eisenberg and Feinstein (or their respective estates) will receive the same payments as if there was a "Termination Without Cause/Constructive Termination", except that neither Mr. Eisenberg nor Mr. Feinstein (nor their respective estates) will receive either "Senior Status Salary Continuation" or "Benefit Continuation" payments.

(3) Represents 50% of current salary payable for 10 years during the Senior Status Period.

(4) Represents the value of unvested outstanding stock options and restricted stock that would accelerate and vest on a termination occurring on February 26, 2011. In the case of stock options, the value is calculated by multiplying the number of shares underlying each accelerated unvested stock option by the difference between the Per Share Closing Price and the per share exercise price. In the case of restricted stock, the value is calculated by multiplying the number of shares of restricted stock that accelerate and vest by the Per Share Closing Price.

(5) Represents the estimated present value of continued health and welfare benefits and other perquisites for the life of the executive and his spouse.

(6) Reflects executives' vested account balances as of February 26, 2011.

(7) For Messrs. Eisenberg and Feinstein, represents the estimated present value of lifetime supplemental pension payments, commencing six months following the conclusion of the Senior Status Period, except in the case of a voluntary termination following a change in control, when such payments would commence after the cash severance has been paid. For Mr. Temares, present value will be paid out six months following (1) termination without cause or (2) any termination (including voluntary termination) following a change in control.

(8) This amount will be paid on the last day of the following fiscal year.

Benefit Continuation [5]	Nonqualified Deferred Compensation Balance [6]	Supplemental Pension [7]	Split-Dollar Life Insurance Substitute Payment [8]	Total
$ 818,499	$ 841,107	$ 476,852	$ 2,125,000	$ 20,089,812
$ —	$ —	$ —	$ —	$ —
$ 818,499	$ 841,107	$ 476,852	$ 2,125,000	$ 20,089,812
$ 818,499	$ 841,107	$ 2,287,863	$ 2,125,000	$ 9,372,469
$ 1,690,246	$ 841,107	$ 862,071	$ 2,080,000	$ 21,301,778
$ —	$ —	$ —	$ —	$ —
$ 1,690,246	$ 841,107	$ 862,071	$ 2,080,000	$ 21,301,778
$ 1,690,246	$ 841,107	$ 2,866,279	$ 2,080,000	$ 10,777,632
$ —	$ 128,132	$ 12,186,192	$ —	$ 42,717,162
$ —	$ 128,132	$ —	$ —	$ 2,628,132
$ —	$ —	$ —	$ —	$ —
$ —	$ 128,132	$ 12,186,192	$ —	$ 42,717,162
$ —	$ 597,031	$ —	$ —	$ 12,702,053
$ —	$ 597,031	$ —	$ —	$ 1,852,031
$ —	$ —	$ —	$ —	$ —
$ —	$ 597,031	$ —	$ —	$ 12,702,053
$ —	$ 435,965	$ —	$ —	$ 8,420,538
$ —	$ 435,965	$ —	$ —	$ 1,475,965
$ —	$ —	$ —	$ —	$ —
$ —	$ 435,965	$ —	$ —	$ 8,420,538

(9) The employment agreements of Messrs. Eisenberg and Feinstein provide that in the event any amounts paid or provided to the executive in connection with a change in control are determined to constitute "excess parachute payments" under Section 280G of the Code which would be subject to the excise tax imposed by Section 4999 of the Code, the payments and benefits due to the executive will be reduced if the reduction would result in a greater amount payable to the executive after taking into account the excise tax imposed by Section 4999 of the Code. However, no reduction of payments and benefits are disclosed above since neither of these executives would have been subject to excise taxes as a result of payments subject to Section 280G of the Code that would have been made in connection with a change in control occurring on February 26, 2011.

(10) Cash severance represents three times current salary payable over a period of three years.

(11) In the event of a termination of employment due to death or disability, Mr. Temares (or his estate) will receive the same payments as if there was a "Termination Without Cause".

(12) Cash severance represents one times current salary payable over a period of one year.

(13) In the event of a termination of employment due to death or disability, Mr. Stark (or his estate) will receive the same payments as if there was a "Termination Without Cause".

(14) In the event of a termination of employment due to death or disability, Mr. Castagna (or his estate) will receive the same payments as if there was a "Termination Without Cause".

Grants of Stock Options and Restricted Stock Awards for Fiscal 2010

The following table sets forth information with respect to stock options granted and restricted stock awarded during fiscal 2010 to each of the named executive officers under the Company's 2004 Incentive Compensation Plan (the "2004 Plan"). The Company did not grant any non-equity incentive plan awards in fiscal 2010.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units[1] (#)	All Other Option Awards: Number of Securities Underlying Options[1] (#)	Exercise or Base Price of Option Awards ($/Sh)	Closing Market Price on Date of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards[2] ($)
Warren Eisenberg	5/10/10	33,186	29,326	$ 45.20	$ 46.11	$ 2,000,015
Leonard Feinstein	5/10/10	33,186	29,326	$ 45.20	$ 46.11	$ 2,000,015
Steven H. Temares	5/10/10	99,558	263,930	$ 45.20	$ 46.11	$ 9,000,029
Arthur Stark	5/10/10	27,655	32,101	$ 45.20	$ 46.11	$ 1,797,328
Eugene A. Castagna	5/10/10	22,124	32,101	$ 45.20	$ 46.11	$ 1,547,327

(1) Number of shares when converted from dollars to shares, which number is rounded up to the nearest whole share.

(2) Pursuant to the SEC rules, stock option awards are valued in accordance with ASC 718. See footnote 2 to the Summary Compensation Table in this Proxy Statement.

Vesting of restricted stock awards depends on (i) the Company's achievement of a performance-based test for the fiscal year of the grant, and (ii) assuming the performance-based test is met, time vesting, subject in general to the executive remaining in the Company's employ on specific vesting dates. The performance-based test for fiscal 2010 was met. The performance test is designed to meet the standard for performance-based compensation under the Code, so that restricted stock awards will be deductible compensation for certain executives if their annual compensation exceeds $1,000,000. The stock awards granted in fiscal 2010 to Messrs. Eisenberg, Feinstein and Temares time vest in five equal installments starting on the first anniversary of the grant date. The stock awards granted in fiscal 2010 to Messrs. Stark and Castagna time vest in five equal installments starting on the third anniversary of the grant date.

Vesting of stock option awards depends on time vesting, subject in general to the executive remaining in the Company's employ on specific vesting dates. The options granted in fiscal 2010 to Messrs. Eisenberg and Feinstein vest in three equal installments starting on the first anniversary of the grant date. The options granted in fiscal 2010 to Messrs. Temares, Stark and Castagna vest in five equal installments starting on the first anniversary of the grant date. At the time of grant or thereafter, option awards and underlying shares of common stock, are not transferable other than by will or the laws of descent and distribution, except as the Compensation Committee may permit.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth information for each of the named executive officers with respect to the value of all unexercised options and unvested restricted stock awards as of February 26, 2011, the end of fiscal 2010.

	Option Awards[1]				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[2] ($)
Warren Eisenberg	200,000	0	$31.6150	3/06/12	161,985	$7,750,982
	100,000	0	$32.5200	3/06/12		
	133,333	0	$38.2200	4/25/13		
	266,667	0	$38.7650	4/25/13		
	300,000	0	$41.3450	3/03/14		
	100,000	0	$37.5100	4/20/13		
	100,000	0	$38.5150	4/17/14		
	100,000	0	$41.1150	5/10/15		
	54,245	27,122	$32.8700	5/12/16		
	28,201	56,402	$28.3300	5/11/17		
	0	29,326	$45.2000	5/10/18		
Leonard Feinstein	200,000	0	$31.6150	3/06/12	161,985	$7,750,982
	100,000	0	$32.5200	3/06/12		
	133,333	0	$38.2200	4/25/13		
	266,667	0	$38.7650	4/25/13		
	300,000	0	$41.3450	3/03/14		
	100,000	0	$37.5100	4/20/13		
	100,000	0	$38.5150	4/17/14		
	100,000	0	$41.1150	5/10/15		
	54,245	27,122	$32.8700	5/12/16		
	28,201	56,402	$28.3300	5/11/17		
	0	29,326	$45.2000	5/10/18		
Steven H. Temares	120,000	0	$31.6150	3/06/12	278,016	$13,303,066
	180,000	0	$32.5200	3/06/12		
	80,000	0	$38.2200	4/25/13		
	320,000	0	$38.7650	4/25/13		
	300,000	0	$41.3450	3/03/14		
	200,000	0	$37.5100	4/20/13		
	160,000	40,000	$38.5150	4/17/14		
	120,000	80,000	$41.1150	5/10/15		
	149,715	224,573	$32.8700	5/12/16		
	59,221	236,888	$28.3300	5/11/17		
	0	263,930	$45.2000	5/10/18		
Arthur Stark	100,000	0	$38.7650	4/25/13	130,919	$6,264,474
	80,000	20,000	$41.3450	3/03/14		
	15,000	10,000	$37.5100	4/20/13		
	10,000	15,000	$38.7950	4/17/14		
	5,000	20,000	$41.1150	5/10/15		
	0	41,029	$32.8700	5/12/16		
	0	44,664	$28.3300	5/11/17		
	0	32,101	$45.2000	5/10/18		
Eugene A. Castagna	100,000	0	$38.7650	4/25/13	101,756	$4,869,025
	80,000	20,000	$41.3450	3/03/14		
	15,000	10,000	$37.5100	4/20/13		
	10,000	15,000	$38.7950	4/17/14		
	5,000	20,000	$41.1150	5/10/15		
	0	41,029	$32.8700	5/12/16		
	0	44,664	$28.3300	5/11/17		
	0	32,101	$45.2000	5/10/18		

(1) During fiscal 2006, an independent committee of the Company's Board of Directors identified various deficiencies in the process of granting and documenting stock options and restricted shares, with the result, among other things, that for purposes of Section 409A of the Code, certain stock options were deemed to have been granted with an exercise price less than the value of underlying common stock on the date of grant. Under Section 409A, this would have subjected certain stock options held by a significant number of the Company's associates (including Messrs. Eisenberg, Feinstein, Temares, Stark and Castagna) to adverse tax consequences unless brought into compliance with Section 409A. In order to effect such compliance, the exercise price of certain options held by Messrs. Eisenberg, Feinstein and Temares was increased without any payment or other consideration to the affected executive. As a consequence, individual option grants to Messrs. Eisenberg, Feinstein and Temares may appear in this table as multiple entries where the exercise price was increased for only a portion of such grant.

(2) Market value is based on the closing price of the Company's common stock of $47.85 per share on February 25, 2011, the last trading day in fiscal 2010.

OPTION EXERCISES AND STOCK VESTED

Option Exercises and Restricted Stock Vested for Fiscal 2010

The following table includes certain information with respect to the exercise of options and vesting of restricted stock by named executive officers during fiscal 2010.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Warren Eisenberg[1][4]	100,000	2,175,850	63,222	2,901,547
Leonard Feinstein[1][4]	100,000	2,175,850	63,222	2,901,547
Steven H. Temares[1][5]	300,000	7,498,050	76,245	3,503,213
Arthur Stark[2][6]	15,000	366,128	11,958	544,069
Eugene A. Castagna[3][7]	30,000	446,550	9,963	453,662

(1) Messrs. Eisenberg, Feinstein and Temares each acquired 12,463 shares with a market price of $45.50 on April 17, 2010, 12,797 shares with a market price of $45.95 on April 20, 2010 and 11,674 shares with a market price of $45.20 on May 10, 2010, upon the lapse of restrictions on previously granted shares of restricted stock. Messrs. Eisenberg, Feinstein and Temares also acquired 14,119, 14,119 and 24,708 shares, respectively, with a market price of $46.09 on May 11, 2010, and 12,169, 12,169, and 14,603 shares, respectively, with a market price of $46.68, on May 12, 2010, upon the lapse of restrictions on previously granted shares of restricted stock.

(2) Mr. Stark acquired 3,895 shares with a market price of $45.50 on April 17, 2010, 3,199 shares with a market price of $45.95 on April 20, 2010, and 4,864 shares with a market price of $45.20 on May 10, 2010, upon the lapse of restrictions on previously granted shares of restricted stock.

(3) Mr. Castagna acquired 3,116 shares with a market price of $45.50 on April 17, 2010, 3,199 shares with a market price of $45.95 on April 20, 2010, and 3,648 shares with a market price of $45.20 on May 10, 2010, upon the lapse of restrictions on previously granted shares of restricted stock.

(4) Messrs. Eisenberg and Feinstein each exercised 100,000 stock options on April 9, 2010, with an exercise price of $23.7815 and a market price of $45.54.

(5) Mr. Temares exercised 180,000 stock options on January 25, 2011, with an exercise price of $23.7815 and a market price of $49.10 and 120,000 stock options with an exercise price of $24.5940 and a market price of $49.10.

(6) Mr. Stark exercised 15,000 stock options on April 26, 2010, with an exercise price of $23.7815 and a market price of $48.19.

(7) Mr. Castagna exercised 30,000 stock options on April 20, 2010, with an exercise price of $31.6150 and a market price of $46.50.

NONQUALIFIED DEFERRED COMPENSATION

Effective January 1, 2006, the Company adopted a nonqualified deferred compensation plan for the benefit of employees defined by the Internal Revenue Service as highly compensated. A certain percentage of an employee's contributions may be matched by the Company, subject to certain plan limitations, as more fully described below. The following table provides compensation information for the Company's nonqualified deferred compensation plan for each of the named executive officers for fiscal 2010.

Nonqualified Deferred Compensation for Fiscal 2010

Name	Executive Contributions for Fiscal 2010 [(1)] ($)	Company Contributions for Fiscal 2010 [(2)] ($)	Aggregate Earnings (Losses) in Fiscal 2010 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Fiscal Year End 2010 ($)
Warren Eisenberg	275,000	7,350	114,859	—	841,107
Leonard Feinstein	275,000	7,350	114,859	—	841,107
Steven H. Temares	26,000	1,533	14,383	—	128,132
Arthur Stark	10,000	4,853	46,069	313,490	597,031
Eugene A. Castagna	111,346	4,105	47,080	—	435,965

(1) All amounts reported in this column were also reported in this Proxy Statement in the "Salary" column of the Summary Compensation Table for the applicable named executive officer.

(2) All amounts reported in this column were also reported in this Proxy Statement in the "All Other Compensation" column of the Summary Compensation Table for the applicable named executive officer.

Under the Company's nonqualified deferred compensation plan, a participant's regular earnings may be deferred at the election of the participant, excluding bonus or incentive compensation, welfare benefits, fringe benefits, noncash remuneration, amounts realized from the sale of stock acquired under a stock option or grant, and moving expenses.

When a participant elects to make a deferral under the plan, the Company credits the account of the participant with a matching contribution equal to fifty percent of the deferral, offset dollar for dollar by any matching contribution that the Company makes to the participant under the Company's 401(k) plan. The payment of this matching contribution is made upon the conclusion of the fiscal year. The maximum matching contribution to be made by the Company to a participant between the Company's nonqualified deferred compensation plan and the Company's 401(k) plan cannot exceed the lesser of $7,350 and three percent of a participant's eligible compensation.

A participant is fully vested in amounts deferred under the nonqualified deferred compensation plan. A participant has a vested right in matching contributions made by the Company under the nonqualified deferred compensation plan, depending on the participant's years of service with the Company: twenty percent at one to two years of service, forty percent at two to three years of service, sixty percent at three to four years of service, eighty percent at four to five years of service and one hundred percent at five or more years of service. As each of the named executive officers has more than five years of service to the Company, they are each fully vested in the matching contributions made by the Company under the plan.

Amounts in a participant's account in the nonqualified deferred compensation plan are payable either in a lump sum or substantially equal annual installments over a period of five or ten years, as elected by the participant. Such distributions may be delayed to a period of six months following a participant's termination of employment to comply with applicable law.

ADVISORY VOTE ON EXECUTIVE COMPENSATION (PROPOSAL 3)

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934 (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act and the related rules of the SEC), the Company is providing its shareholders the opportunity to cast an advisory vote on the compensation of its named executive officers. This proposal, commonly known as a "say-on-pay" proposal, gives the Company's shareholders the opportunity to express their views on named executive officers' compensation.

As described in detail in the Compensation Discussion and Analysis beginning on page 42 of this Proxy Statement, the Company's executive officer compensation program is designed to attract and retain the caliber of officers needed to ensure the Company's continued growth and profitability and to reward them for their performance, the Company's performance and for creating long-term value for shareholders. The primary objectives of the program are to:

- align rewards with performance that creates shareholder value;
- support the Company's strong team orientation;
- encourage high potential team players to build a career at the Company; and
- provide rewards that are cost-efficient, competitive with other organizations and fair to employees and shareholders.

The Company seeks to accomplish these goals in a manner that is aligned with the long-term interests of the Company's shareholders. The Company believes that its executive officer compensation program achieves this goal with its emphasis on long-term equity awards and performance-based compensation, which has enabled the Company to successfully motivate and reward its named executive officers. The Company believes that its compensation program is appropriate and has played an essential role in its continuing financial success by aligning the long-term interests of its named executive officers with the long-term interests of its shareholders.

For these reasons, the Board of Directors recommends a vote in favor of the following resolution:

"RESOLVED, that the compensation paid to the Company's named executive officers for fiscal 2010, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

As an advisory vote, this proposal is not binding upon the Company. Notwithstanding the advisory nature of this vote, the Compensation Committee, which is responsible for designing and administering the Company's executive officer compensation program, values the opinions expressed by shareholders in their vote on this proposal, and will consider the outcome of the vote when making future compensation decisions for named executive officers. The affirmative vote of the holders of a majority of the votes cast by our shareholders in person or represented by proxy and entitled to vote is required to approve this Proposal 3.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS FOR FISCAL 2010 AS DISCLOSED IN THIS PROXY STATEMENT.

ADVISORY VOTE ON FREQUENCY OF SAY-ON-PAY VOTE (PROPOSAL 4)

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934 (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act and the related rules of the SEC), the Company is seeking the input of its shareholders on the frequency with which it will hold a non-binding, advisory vote on the compensation of its named executive officers (commonly known as a "frequency of say-on-pay" proposal). In voting on this Proposal 4, shareholders are provided with four choices. Shareholders may indicate their preference as to whether the advisory vote on the compensation of the Company's named executive officers should occur once every (i) one year, (ii) two years, or (iii) three years; or the shareholders may abstain from voting on this Proposal 4.

After careful consideration, it is the opinion of the Board of Directors that the frequency of the shareholder vote on the compensation of the Company's named executive officers should be once every year. The Board of Directors recommends an annual advisory vote because an annual vote will allow shareholders to provide direct input on the Company's compensation policies and practices, and the resulting compensation for the named executive officers, every year. Shareholders would have the opportunity to consider the Company's most recent compensation decisions in the context of its pay for performance philosophy and focus on increasing long-term shareholder value, and to provide feedback to the Company in a timely way.

While the Board recommends an annual vote, shareholders are not voting to approve or disapprove of the Board's recommendation. Rather, shareholders are being provided with the opportunity to cast an advisory vote through the resolution set forth below, on whether the shareholder advisory vote on executive officer compensation should occur once every (i) one year, (ii) two years, or (iii) three years, or to abstain from voting on the matter.

"RESOLVED, that the shareholders determine, on an advisory basis, whether the preferred frequency of an advisory vote on the executive compensation of the Company's named executive officers as set forth in the Company's proxy statement should be once every one year, two years, or three years."

As an advisory vote, this proposal is not binding on the Company. Notwithstanding the advisory nature of this vote, the Board of Directors values the opinions expressed by shareholders in their vote on this proposal, and will consider the outcome of the vote when making a determination as to the frequency of future advisory votes on executive compensation. The alternative receiving the greatest number of votes (every one year, two years or three years) will be the frequency that shareholders approve.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE, ON AN ADVISORY BASIS, FOR A FREQUENCY OF SAY-ON-PAY VOTE OF ONCE EVERY YEAR.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table below sets forth certain information regarding the beneficial ownership of shares of our common stock as of May 6, 2011 by (i) each person or group of affiliated persons known by us to beneficially own more than five percent of our common stock; (ii) our named executive officers; (iii) each of our directors and nominees for director; and (iv) all of our directors and executive officers as a group.

The following table gives effect to the shares of common stock issuable within 60 days of May 6, 2011 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with Rule 13d-3 promulgated under Section 13 of the Exchange Act, and includes voting and investment power with respect to shares. Percentage of beneficial ownership is based on 249,128,440 shares of our common stock outstanding at May 6, 2011. Except as otherwise noted below, each person or entity named in the following table has sole voting and investment power with respect to all shares of our common stock that he, she or it beneficially owns.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Bed Bath & Beyond Inc., 650 Liberty Avenue, Union, New Jersey 07083.

Name	Position	Number of Shares of Common Stock Beneficially Owned and Percent of Class as of May 6, 2011		
T. Rowe Price Associates, Inc.		25,285,640	(1)	10.1%
Davis Selected Advisers, L.P.		22,991,947	(2)	9.2%
FMR LLC		15,501,251	(3)	6.2%
PRIMECAP Management Company		14,996,015	(4)	6.0%
Warren Eisenberg	Co-Chairman and Director	5,511,537	(5)	2.2%
Leonard Feinstein	Co-Chairman and Director	3,991,587	(6)	1.6%
Steven H. Temares	Chief Executive Officer and Director	2,388,767	(7)	*
Arthur Stark	President and Chief Merchandising Officer	195,255	(8)	*
Eugene A. Castagna	Chief Financial Officer and Treasurer	371,479	(9)	*
Dean S. Adler	Director	13,490		*
Stanley F. Barshay	Director	13,376		*
Klaus Eppler	Director	9,556		*
Patrick R. Gaston	Director	6,180		*
Jordan Heller	Director	9,468		*
Victoria A. Morrison	Director	7,251		*
All Directors and Executive Officers as a Group (12 persons)		12,968,446		5.2%

* Less than 1% of the outstanding common stock of the Company.

(1) Information regarding T. Rowe Price Associates, Inc. was obtained from a Schedule 13G filed with the SEC on February 10, 2011 by T. Rowe Price Associates, Inc. For purposes of the reporting requirements of the Securities Exchange Act of 1934, as amended, T. Rowe Price Associates, Inc. is deemed to be a beneficial owner of 25,285,640 shares of common stock, acquired in the ordinary course of business; however, T. Rowe Price Associates, Inc. expressly disclaims that it is, in fact, the beneficial owner of the securities. These securities are owned by various individual and institutional investors, for which T. Rowe Price Associates, Inc. serves as investment adviser with power to direct investments and/or sole power to vote the securities. The Schedule 13G also states that T. Rowe Price Associates, Inc. has the sole power to dispose or to direct the disposition of 25,285,640 shares of common stock. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.

(2) Information regarding Davis Selected Advisers, L.P. was obtained from a Schedule 13G filed with the SEC on February 14, 2011 by Davis Selected Advisers, L.P. The Schedule 13G states that Davis Selected Advisers, L.P. is deemed to have beneficial ownership of 22,991,947 shares of common stock, acquired in the ordinary course of business. The Schedule 13G also states that Davis Selected Advisers, L.P. has the sole power to dispose or to direct the disposition of 22,991,947 shares of common stock. The address of Davis Selected Advisers, L.P. is 2949 East Elvira Road, Suite 101, Tucson, AZ 85756.

(3) Information regarding FMR LLC was obtained from a Schedule 13G filed with the SEC on February 14, 2011 by FMR LLC. The Schedule 13G states that FMR LLC is deemed to have beneficial ownership of 15,501,251 shares of common stock, acquired in the ordinary course of business. The Schedule 13G also states that FMR LLC has the sole power to dispose or to direct the disposition of 15,501,251 shares of common stock. The address of FMR LLC is 82 Devonshire Street, Boston, MA 02109.

(4) Information regarding PRIMECAP Management Company was obtained from a Schedule 13G filed with the SEC on February 14, 2011 by PRIMECAP Management Company. The Schedule 13G states that PRIMECAP Management Company is deemed to have beneficial ownership of 14,996,015 shares of common stock, acquired in the ordinary course of business. The Schedule 13G also states that PRIMECAP Management Company has the sole power to dispose or to direct the disposition of 14,996,015 shares of common stock. The address of PRIMECAP Management Company is 225 South Lake Ave., #400, Pasadena, CA 91101.

(5) The shares shown as being owned by Mr. Eisenberg include: (a) 1,330,274 shares owned by Mr. Eisenberg individually; (b) 1,447,545 shares issuable pursuant to stock options granted to Mr. Eisenberg that are or become exercisable within 60 days; (c) 500,000 shares owned by a foundation of which Mr. Eisenberg and his family members are trustees and officers; (d) 1,794,946 shares owned by trusts for the benefit of Mr. Eisenberg and his family members; (e) 289,250 shares owned by his spouse; and (f) 149,522 shares of restricted stock. Mr. Eisenberg has sole voting power with respect to the shares held by him individually and in trust for his benefit but disclaims beneficial ownership of any of the shares not owned by him individually and 897,473 shares in trust for the benefit of his family members.

(6) The shares shown as being owned by Mr. Feinstein include: (a) 960,324 shares owned by Mr. Feinstein individually; (b) 1,447,545 shares issuable pursuant to stock options granted to Mr. Feinstein that are or become exercisable within 60 days; (c) 350,000 shares owned by a foundation of which Mr. Feinstein and his family members are trustees and officers; (d) 794,946 shares owned by trusts for the benefit of Mr. Feinstein and his family members; (e) 289,250 shares owned by his spouse; and (f) 149,522 shares of restricted stock. Mr. Feinstein has sole voting power with respect to the shares held by him individually and in trust for his benefit but disclaims beneficial ownership of any of the shares not owned by him individually and 397,473 shares in trust for the benefit of his family members.

(7) The shares shown as being owned by Mr. Temares include: (a) 162,413 shares owned by Mr. Temares individually; (b) 1,955,801 shares issuable pursuant to stock options granted to Mr. Temares that are or become exercisable within 60 days; (c) 5,000 shares owned by a family limited partnership; and (d) 265,553 shares of restricted stock. Mr. Temares has sole voting power with respect to the shares held by him individually but disclaims beneficial ownership of the shares owned by the family limited partnership, except to the extent of his pecuniary interest therein.

(8) The shares shown as being owned by Mr. Stark include: (a) 11,804 shares owned by Mr. Stark individually; (b) 59,625 shares issuable pursuant to stock options that are or become exercisable within 60 days; and (c) 123,826 shares of restricted stock.

(9) The shares shown as being owned by Mr. Castagna include: (a) 16,413 shares owned by Mr. Castagna individually; (b) 259,625 shares issuable pursuant to stock options that are or become exercisable within 60 days; and (c) 95,441 shares of restricted stock.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The members of our Board of Directors, our executive officers and persons who hold more than 10% of our outstanding common stock are subject to the reporting requirements of Section 16(a) of the Exchange Act, which requires them to file reports with respect to their ownership of our common stock and their transactions in such common stock. Based solely upon a review of the copies of Section 16(a) reports that we have received from such persons or entities for transactions in our common stock and their common stock holdings for fiscal 2010, we believe that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by our directors and executive officers.

STOCK PRICE PERFORMANCE GRAPH

The graph shown below compares the performance of the Company's common stock with that of the S&P 500 Index, the S&P Specialty Retail Index and the S&P Retail Composite Index over the same period (assuming the investment of $100 in the Company's common stock and each of the three Indexes on February 25, 2006, and the reinvestment of dividends, if any).



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DOLLARS
Bed Bath & Beyond
S&P 500 Index
S&P Specialty Retail Index
S&P Retail Composite Index
2/25/06
3/3/07
3/1/08
2/28/09
2/27/10
2/26/11

NEXT YEAR'S ANNUAL MEETING

Proposals which shareholders intend to present at the 2012 Annual Meeting of Shareholders must be received by the Company no later than January 26, 2012, to be presented at the meeting or to be eligible for inclusion in next year's proxy statement under the SEC's proxy rules. Such proposals can be sent to the Company at 650 Liberty Avenue, Union, New Jersey 07083, Attn: Warren Eisenberg, Co-Chairman and Secretary.

In addition, under the Company's Amended By-laws, any proposal for consideration at the 2012 Annual Meeting of Shareholders submitted by a shareholder other than pursuant to Rule 14a-8 will be considered timely if it is received by the Secretary of the Company at its principal executive offices at 650 Liberty Avenue, Union, New Jersey 07083 between the close of business on February 24, 2012 and the close of business on March 26, 2012, and is otherwise in compliance with the requirements set forth in the Company's Amended By-laws. If the date of the 2012 Annual Meeting of Shareholders is more than 30 days before or more than 60 days after the anniversary date of the 2011 Annual Meeting of Shareholders, notice must be received not earlier than the 120th day prior to the 2012 Annual Meeting of Shareholders and not later than the close of business on the 90th day prior to the 2012 Annual Meeting of Shareholders, or if the first public announcement of the date of the 2012 Annual Meeting of Shareholders is less than 100 days prior to the date of the 2012 Annual Meeting of Shareholders, the 10th day following the date on which notice of the date of the meeting is given to shareholders or made public, whichever occurs first.

CORPORATE AND SHAREHOLDER INFORMATION

Corporate Offices
Bed Bath & Beyond Inc.
Christmas Tree Shops, Inc.
Harmon Stores, Inc.
650 Liberty Avenue
Union, New Jersey 07083
Telephone: 908/688-0888

Bed Bath & Beyond Procurement Co. Inc.
110 Bi-County Boulevard, Suite 114
Farmingdale, New York 11735
Telephone: 631/420-7050

Buy Buy Baby, Inc.
895 East Gate Boulevard
Garden City, New York 11530
Telephone: 516/507-3410

Shareholder Information
A copy of the Company's 2010 Form 10-K as filed with the Securities and Exchange Commission ("SEC") may be obtained from the Investor Relations Department at the Corporate Office.
Fax: 908/810-8813

The Company provides access to the documents filed with the SEC through the Investor Relations section of our website, www.bedbathandbeyond.com. A copy of the Company's Policy of Ethical Standards for Business Conduct is also provided at this location.

Stock Listing
Shares of Bed Bath & Beyond Inc. are traded on the NASDAQ Stock Market under the symbol BBBY.

Annual Meeting
The Annual Meeting of Shareholders will be held at 9 a.m. June 23, 2011, at the Madison Hotel, One Convent Road, Morristown, New Jersey 07960.

Stock Activity
The following table sets forth the high and low reported closing prices of the Company's common stock on the NASDAQ National Market System during fiscal 2010 and fiscal 2009:

Quarter	High	Low
Fiscal 2010		
First	$48.25	$41.08
Second	45.87	36.01
Third	45.13	35.96
Fourth	50.82	43.74
Fiscal 2009		
First	$31.70	$19.52
Second	37.46	27.34
Third	39.79	34.93
Fourth	42.03	37.36

At May 6, 2011, there were approximately 5,600 shareholders of record. This number excludes individual shareholders holding stock under nominee security position listings.

Transfer Agent
The Transfer Agent should be contacted on questions of change of address, name or ownership, lost certificates and consolidation of accounts.

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219
Telephone: 800/937-5449

Independent Auditors
KPMG LLP
150 John F. Kennedy Parkway
Short Hills, New Jersey 07078

Websites
www.bedbathandbeyond.com
www.buybuybaby.com
www.christmastreeshops.com
www.facevalues.com or
www.harmondiscount.com

BED BATH & BEYOND INC.

650 Liberty Avenue
Union, NJ 07083
908-688-0888


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